

Notice of the Annual Meeting and 2019 Proxy Statement

Powering a Cleaner and Brighter Future for our Customers and Communities

Table of Contents

NEW IN THIS YEAR'S PROXY STATEMENT

How we measure performance against our Purpose   page 5
Biographical information about two new independent directors   page 6-7, 12 and 17
An updated skills matrix   page 9

Also see "Acronyms Used" on the inside back cover *for a guide to the acronyms used throughout our proxy statement.*

Cautionary Statements Regarding Forward-Looking Information

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by Exelon Corporation include those factors discussed herein, as well as (1) the items discussed in Exelon's 2018 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 23 and (2) other factors discussed in filings with the SEC by Exelon. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this proxy statement.



Notice of the Annual Meeting of Shareholders and 2019 Proxy Statement

March 20, 2019

Logistics

 **When**
Tuesday,
April 30, 2019,
at 9:00 a.m.
Eastern Time

 **Where**
Hotel Du Pont located
at 42 West 11th Street,
Wilmington, Delaware

 **Who Can Vote**
Holders of Exelon common stock as
of 5:00 p.m. Eastern Time on March 4, 2019
are entitled to receive notice of the annual
meeting and vote at the meeting

Items of Business

		Board Recommendation	Page
1	Elect 13 Director nominees named in the proxy statement	✅ **FOR** each Director nominee	▶ 8
2	Ratify appointment of PricewaterhouseCoopers LLP as Exelon's independent auditor for 2019	✅ **FOR**	▶ 27
3	Say on pay: advisory vote on the compensation of named executive officers	✅ **FOR**	▶ 29
4	Shareholder Proposal from Burn More Coal	❌ **AGAINST**	▶ 60

Shareholders will also conduct any other business properly presented before the meeting.

The Board of Directors knows of no other matters to be presented for action at the annual meeting. If any matter is presented from the floor of the annual meeting, the individuals serving as proxies will vote such matters in the best interest of all shareholders. Your signed proxy card gives this authority to Thomas S. O'Neill and Carter C. Culver.

Advance Voting (before 11:59 p.m. Eastern Time on April 29, 2019)

 Use the internet at
www.proxyvote.com
24 hours a day

 Call toll-free
1-800-690-6903

 Mark, date, sign and mail your
proxy card in the postage-paid
envelope provided

Date of Mailing: On or about March 20, 2019, these proxy materials and our annual report are being mailed or made available to shareholders.

Shareholders of Record: As of March 4, 2019, there were 969,952,166 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

[signature]

Thomas S. O'Neill
*Senior Vice President,
General Counsel and Corporate Secretary*

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 30, 2019**
>
> The Notice of 2019 Annual Meeting, Proxy Statement, and 2018 Annual Report and the means to vote by Internet are available at www.proxyvote.com.

Proxy Statement Summary

This summary highlights selected information about the items to be voted on at the annual meeting of shareholders. This summary does not contain all of the information that you should consider in deciding how to vote. Please read the entire proxy statement before voting.

About Exelon: An Industry Leader

$23B

Being invested in utilities through 2022 for the benefit of our customers



Exelon is a

FORTUNE 100

company



 **$36B**

Operating revenue in 2018

#1

zero-carbon energy producer in America

33,500

employees

More than

32,000 MW

total power generation capacity



210 TWh

Customer load served

10M

Smart meters installed

Exelon's utilities serve

10M

electric and natural gas customers, the most in the U.S.



$51M



In 2018, Exelon gave more than $51 million to charitable and community causes

~2M

Exelon's Constellation business serves residential, public sector and business customers



11,470

transmission line miles for utilities



Note: All numbers reflect year-end 2018

Exelon is America's Leading Energy Provider

We are the nation's leading competitive power provider and a FORTUNE 100 company that works in key facets of the power business: power generation, competitive energy sales, transmission and delivery.

The Exelon Family of Companies

  

Generation

Exelon is the largest competitive U.S. power generator, with more than 32,000 megawatts of nuclear, gas, wind, solar and hydroelectric generating capacity comprising one of the nation's cleanest and lowest-cost power generation fleets and the largest producer of zero-carbon energy in the U.S.

Energy Sales & Service

The Company's Constellation business unit provides energy products and services in competitive markets to approximately 2 million residential, public sector and business customers, including more than two-thirds of the Fortune 100.

Transmission & Delivery

Exelon's utilities deliver electricity and natural gas to approximately 10 million customers in Delaware, the District of Columbia, Illinois, Maryland, New Jersey and Pennsylvania through its Delmarva Power, Pepco, ComEd, BGE, Atlantic City Electric and PECO subsidiaries.

Learn more at www.exeloncorp.com

Our Strategy

As the energy industry undergoes rapid changes, Exelon is executing a strategy to embrace those changes while growing the Company. We're making investments to meet the needs of our customers and targeted investments in promising technologies with the potential to reshape the energy landscape.

The Exelon Strategic Plan

    

Grow our Regulated Utilities Business to benefit customers and provide earnings stability to our investors.

Focus on Cash Flow to support utility growth while reducing debt.

Optimize Exelon Generation value by seeking fair compensation for the zero-carbon attributes of our fleet, closing uneconomic plants, monetizing assets and maximizing the value of our fleet through our generation to load matching strategy.

Retain a Strong Balance Sheet with all businesses meeting investment grade metrics through the 2022 planning horizon.

Return Cash to Shareholders and meet Capital Allocation Priorities with 5% dividend growth annually through 2020[1] while prioritizing organic utility growth and debt reduction.

[1] Quarterly dividends are subject to declaration by the Board of Directors.

Learn more at http://www.exeloncorp.com/company/business-strategy

2018 Performance Highlights



"2018 was another record-breaking year for Exelon, with our Utility and Generation businesses demonstrating best-ever performances in multiple categories thanks to the hard work of our employees, who also surpassed their previous record for volunteerism. Our ongoing strategy to invest in advanced technology and infrastructure resulted in improved resiliency, reliability, and customer satisfaction at our electric and gas companies. In 2019, we will grow our dividend by 5 percent and seek fair compensation for the zero-carbon power that our nuclear fleet provides. We will also modernize the electric grid to address the challenges of climate change and provide customers with clean, affordable power."

Christopher Crane, CEO

Strong Financial and Operational Performance

- Achieved 2018 GAAP earnings per share (EPS) of $2.07 and adjusted (non-GAAP) operating EPS of $3.12 (see Appendix at page 69 for reconciliation)
- Invested $5.5 billion in the electric grid to replace aging infrastructure and improve reliability for the benefit of our customers in 2018
- Announced commitment in 2018 to lower costs by $200 million gross on an annual run-rate basis by 2021
- Continued commitment to increase the annual dividend growth rate by 5% annually from 2018 through 2020
- Maintained industry leading operational excellence
  - All four Utilities achieved first quartile performance for the System Average Interruption Frequency Index (SAIFI) measuring outage frequency
  - Commonwealth Edison Company (ComEd) and Pepco Holdings, LLC (PHI) scored in the top decile for service level, with Baltimore Gas and Electric Company (BGE) and PHI achieving "best on record" performances
  - Top decile gas odor response for the 6th consecutive year for BGE and PECO Energy Company and 2nd consecutive year for PHI
  - ComEd, BGE, and PHI had best performances on record in Call Center Satisfaction
- Record nuclear output of 159 TWhs, achieved best ever record for average refueling days, and a capacity factor of 94.6%
- Achieved 18.33% total shareholder return (TSR) in 2018 and outperformed the PHLX Utility Sector Index (UTY) by 14.81 percentage points
  - Continued to build on Exelon's three-year TSR of 80.80%, compared to the UTY three-year TSR of 37.10% for the 2016-2018 period

Regulatory & Policy

- Prevailed on legal challenges to the New York and Illinois zero emission credits (ZEC) programs in Second and Seventh Circuit Courts
- ZEC legislation enacted in New Jersey
- Successfully completed eight distribution rate cases, including the first regulatory settlements since the 1980s in two jurisdictions
- Returned more than $675 million of annual savings from tax reform to our ten million customers

Exelon 2018 Summary Annual Report

- Learn more about Exelon from our 2018 Summary Annual Report at www.exeloncorp.com

Measuring our Performance: How Exelon is powering a cleaner and brighter future for our customers and communities

We believe that reliable, clean, and affordable energy is essential to a brighter, more sustainable future. That's why we're committed to providing innovation, best-in-class performance and thought leadership to help drive progress for our customers and communities.

We bring our vision to life by adhering to five core values. 2018 highlights include:


We are dedicated to safety
- Exelon continued to maintain a first-decile OSHA recordable rate in 2018 as compared to the Edison Electric Institute (EEI) company benchmark.
- Exelon continues to engage with the National Safety Council and the Campbell Institute to drive best practices development and benchmarking.
- Nonetheless our performance was not at the level we target, and we have increased focus on prevention of serious injuries and fatalities through partnerships with EEI, the Electric Power Research Institute, and the Campbell Institute.
- Exelon continued efforts in 2018 to utilize new technologies and business information and data analytics to drive safety performance improvement.


We actively pursue excellence
- Exelon has been named to the Dow Jones Sustainability North America Index for 13 consecutive years.
- Exelon Generation is the largest zero carbon generator in the United States with the lowest carbon intensity out of the 20 biggest investor owned generation companies in the United States.
- Exelon is the largest producer of zero-carbon energy in the United States, responsible for one-ninth of all clean energy produced.
- All four Exelon utilities ended the year in the top quartile for SAIFI (outage frequency) and all utilities demonstrated strong performance in CAIDI (outage duration) and customer satisfaction.


We innovate to better serve our customers
- Exelon hosted its seventh Innovation Expo in Washington, D.C. to engage employees and stakeholders around new technologies and innovation. Over 3,300 attended the Expo and 270 employees presented ideas for technology and innovation applications for Exelon.
- Through December 2018, Exelon utilities had upgraded over 10 million smart electric and gas meters, aiding system efficiency and reliability and more rapid recovery after storm events. As a result, over 1.1 million connect/disconnect service trips were also avoided by smart meters in 2018, saving time and cost and avoiding associated service vehicle GHG emissions.
- In 2018, Constellation Distributed Energy's portfolio grew to 484 Megawatts, 78% of which was solar.
- Exelon Utility customers saved 21.9 million MWh and avoided 9.9 million metric tons of CO_2e.


We act with integrity and are accountable to our communities and the environment
- Exelon corporate and Exelon Foundation giving totaled more than $51 million in 2018.
- Exelon Employees volunteered almost 241,000 hours and contributed nearly $13 million to charity.
- Exelon operations-driven GHG emission reduction goal to reduce 15% from a 2015 baseline by 2022 is on track.
- Exelon scored A- on the 2018 CDP Water Survey, the highest level achieved by a United States electric utility.
- Exelon scored A- on the 2018 CDP Climate Survey, the highest level achieved by a United States electric utility.
- Exelon has over 32,500 acres managed under Wildlife Habitat Council and/or National Wildlife Federation certifications.


We succeed as an inclusive and diverse team
- Exelon adopted the Equal Pay Pledge in 2016. As part of this commitment, Exelon ensures extensive annual reviews are completed including an internal review of hiring and promotion processes and an independent third party review of gender pay levels. In addition, Exelon joined the United Nations HeForShe campaign in 2017.
- Exelon implemented an industry-leading enhanced paid leave policy for new parents in 2017.
- Through Exelon's University Intern Program, we hire hundreds of professionals and technical interns each summer, which helps to build our talent pipeline by attracting young, diverse candidates.
- Our diversity and inclusion efforts have been recognized by organizations, including Exelon being named to the DiversityInc Top 50 Companies for Diversity and as one of the Human Rights Campaign Best Places to Work. Exelon also received the G.I. Jobs Military Friendly Employer Award.

Our Director Nominees

ANTHONY K. ANDERSON, 63
Retired Vice Chair and Midwest Area
Managing Partner of Ernst & Young

Director Since **2013**
Other Current Public Company Boards **3**
Primary Skills
Committees A FR GO

ANN C. BERZIN, 66
Former Chairman and Chief Executive Officer
of Financial Guaranty Insurance Company

Director Since **2012**
Other Current Public Company Boards **1**
Primary Skills
Committees A FR

LAURIE BRLAS, 61
Retired Executive Vice President and
Chief Financial Officer of Newmont Mining Corporation

Director Since **2018**
Other Current Public Company Boards **2**
Primary Skills
Committees A FR

NEW

CHRISTOPHER M. CRANE, 60
President and Chief Executive Officer
of Exelon Corporation

Director Since **2012**
Other Current Public Company Boards **0**
Primary Skills
Committees GO IO

YVES C. de BALMANN, 72
Former Co-Chairman of Bregal Investments LP
Director Since **2012**
Other Current Public Company Boards **1**
Primary Skills
Committees CLD CG FR

NICHOLAS DeBENEDICTIS, 73
Chairman Emeritus, Aqua America Inc.
Director Since **2002**
Other Current Public Company Boards **3**
Primary Skills
Committees CG FR GO

LINDA P. JOJO, 53
Executive Vice President, Technology and
Chief Digital Officer of United
Continental Holdings, Inc.

Director Since **2015**
Other Current Public Company Boards **0**
Primary Skills
Committees CLD FR

MANAGEMENT

Primary Skills:

- Accounting
- Finance
- Executive
- Compensation
- Technology
- Safety & Security
- Industry
- Policy
- Risk
- Investor perspective
- Engineering & Manufacturing
- Diversity

Committees:

- A — Audit
- CG — Corporate Governance
- CLD — Compensation and Leadership Development
- FR — Finance and Risk
- GO — Generation Oversight
- IO — Investment Oversight
- ⬤ ⬤ ⬤ ⬤ ⬤ ⬤ Chair

JOHN F. YOUNG, 62
Retired President, Chief Executive Officer, and Director of Energy Future Holdings Corp.

Director Since **2018**

Other Current Public Company Boards **0**

Primary Skills

Committees (FR) (GO)


NEW

STEPHEN D. STEINOUR, 60
Chairman, President and Chief Executive Officer of Huntington Bancshares Incorporated

Director Since **2007**

Other Current Public Company Boards **2**

Primary Skills

Committees (FR) (CLD)



MAYO A. SHATTUCK III, 64 Chair of the Board
Former Chairman, President and Chief Executive Officer of Constellation Energy

Director Since **2012**

Other Current Public Company Boards **3**

Primary Skills

Committees (IO)



INDEPENDENT

RICHARD W. MIES, 74
Retired Admiral, U.S. Navy and President and Chief Executive Officer of The Mies Group, Ltd.

Director Since **2009**

Other Current Public Company Boards **1**

Primary Skills

Committees (A) (FR) (GO)



ROBERT J. LAWLESS, 72
Former Chairman of the Board of McCormick & Company, Inc.

Director Since **2012**

Other Current Public Company Boards **0**

Primary Skills

Committees (CG) (CLD)



PAUL L. JOSKOW, Ph. D., 71
Professor of Economics Emeritus, Massachusetts Institute of Technology and President Emeritus of the Alfred P. Sloan Foundation

Director Since **2007**

Other Current Public Company Boards **0**

Primary Skills

Committees (A) (FR) (IO)



Key Board Facts

Directors' Race/Ethnicity
8%
Diverse



Directors' Gender
23%
Female



Directors' Average Tenure
7.5
Years



Directors' Average Age
65
Years



Directors' Independence
92%
Independent, including our Chairman



Board and Corporate Governance Matters

Proposal 1: Election of Directors

The Corporate Governance Committee collaborates with Exelon's Board Chair to determine the appropriate mix of skills and characteristics that our Board requires. The Board has determined that the current composition and size of the Board is appropriate for Exelon, considering the Company's size, geographic scope, and need to access a wide range of views and backgrounds to reflect the diversity and complexity of our business and the markets and communities we serve. There are 13 nominees for Director at the 2019 annual meeting.

The Board recommends a vote "FOR" each Director nominee.

The Exelon Board of Directors

Director Qualifications and Nomination

Effective oversight of Exelon's strategic direction requires our Board to be composed of diverse individuals who possess attributes and core competencies important to our Company. The Corporate Governance Committee identifies and recommends Director nominees for election to the Board and periodically retains a board search firm to assist with the identification of potential candidates.

The Board values the diversity of thought that arises from Directors possessing different backgrounds, gender, age, race, and geographic experiences. The Board also deeply values the enhanced and thoughtful deliberations resulting from a balance of short- and long-tenured Directors who provide a mix of fresh perspectives and new ideas with deep and important utility, regulated industry and business cycle experiences.

The Corporate Governance Committee and the Board determine the appropriate mix of skills and characteristics required to meet the needs of the Board as a whole, taking into account the short- and long-term strategies of the Company to determine the current and future skills and experiences required of the Board. All candidates should demonstrate the following attributes to qualify for Board service:

- Highest personal and professional ethics, integrity and values;
- An inquiring and independent mind, practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, government, education or technology;
- Expertise that is useful to the enterprise and complementary to the background and experience of other Directors;

- Willingness to remain current with industry and other developments relevant to Exelon's strategic direction;
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership and a commitment to serve over a period of years to develop knowledge about Exelon's principal operations;

- A commitment to representing the long-term interests of shareholders, customers, employees and communities served by the Company and its subsidiaries; and
- Involvement only in activities or interests that do not conflict with responsibilities to Exelon and its shareholders.

And in addition, the Board as a whole, should reflect core competencies in the following areas that are described below in our skills matrix. The matrix identifies the primary skills, core competencies and other attributes that each independent Director brings to bear in their service to Exelon's Board and Committees. Each Director possesses numerous other skills and competencies that are not identified below, however, we believe identifying primary skills is a more meaningful presentation of the key contributions and value that each independent Director brings to their service on the Board and to Exelon shareholders.

SUMMARY OF INDIVIDUAL DIRECTOR PRIMARY SKILLS, CORE COMPETENCIES AND OTHER ATTRIBUTES

The following matrix identifies the **primary skills**, core competencies and other attributes that each independent Director brings to bear in their service to Exelon's Board and Committees.	Anderson	Berzin	Brlas	Crane	de Balmann	DeBenedictis	Jojo	Joskow	Lawless	Mies	Shattuck	Steinour	Young
Accounting – Accounting and financial reporting experience are important to accurately and transparently measure and report financial and operating performance, ensure compliance with applicable law and assess financial merits of strategic opportunities.	●	●	●	●					●			●	
Finance – Corporate finance and capital management experience is important to effectively oversee the financial affairs of Exelon's businesses and operations.	●	●	●	●	●	●					●	●	●
Executive – CEO/executive management leadership skills are important to gain a practical understanding of organizations, corporate governance, and drivers of individual growth and development.	●	●	●	●	●	●		●	●	●	●	●	●
Compensation – Human capital management and executive compensation knowledge and experience help Exelon recruit, retain, and develop key talent essential to Company operations.	●		●	●	●		●		●		●		
Technology – Innovation and technology experience is important in overseeing Exelon's business in the rapidly changing energy markets and physical and cyber threats.				●			●	●		●			
Safety & Security – Safety, physical security, and cybersecurity competencies are critical to oversee safe and secure nuclear and other generation operations, transmission and distribution systems, and our other assets.				●			●			●			●
Industry – Industry experience and knowledge of Exelon's businesses help inform our views on energy markets and economics, technology, nuclear power, renewable and clean energy, electric and gas transmission and distribution and the public policy and public safety implications of these aspects.				●		●	●	●		●	●		●
Policy – Government, public policy and regulatory insights are important to help shape public policy initiatives and government regulation for the benefit of our shareholders and customers.				●		●		●					
Risk – Risk oversight and management experience inform Exelon's enterprise risk management of key risks with potential to impact public safety, operations and shareholder value including its environmental impacts.	●	●		●	●	●				●	●	●	●
Investor perspective – Investor relations and investment management experience ensures strong alignment with investors and informs decision making on value-adding initiatives.		●	●	●	●			●	●			●	
Engineering & Manufacturing – Engineering, manufacturing, construction, and performance management experience inform Exelon's ongoing commitment to maintaining and strengthening the reliability, resiliency, and safety of the electric and gas transmission and distribution systems, smart grid and generation portfolio and assets.				●			●		●				
Diversity – Diverse attributes reflect the Company's commitment to diversity and inclusion through age, ethnicity, gender, race and sexual orientation.	●	●	●				●						

Director Independence

The Board has determined that all non-employee Directors who served on the Board in 2018 and all nominees for election, except for Mr. Crane as Exelon's President and Chief Executive Officer, are independent according to applicable law and the listing standards of the New York Stock Exchange (NYSE), as incorporated into the Independence Standards for Directors in Exelon's Corporate Governance Principles. In accordance with the Independence Standards for Directors, the Board determined that certain categories of relationships as set forth in the Appendix do not create a conflict of interest that would impair a Director's independence. The Board also determined that the members of the Audit, Compensation and Leadership Development, and Corporate Governance Committees are independent within the meaning of applicable laws, NYSE listing standards, and the Independence Standards for Directors.

When assessing the independence of Director nominees, the Corporate Governance Committee considers the impact that tenure may have on the independence of certain longer-tenured incumbent Board nominees. The Board determined that the independence of our longer-tenured Directors had not been diminished, and that such members continued thoughtfully to challenge and provide reasoned, balanced, and insightful guidance to management. The Board values the perspectives that such Directors contribute to Board discussions, having served Exelon during various industry developments, mergers, and with different management teams over the years.

Related Person Transactions

Exelon has adopted a written policy for the review and approval or ratification of related person transactions. Under the policy, the Board reviews transactions, arrangements, or relationships with related persons in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors and executive officers and their immediate family members, as well as stockholders beneficially owning 5% or more of Exelon's outstanding stock. The Office of Corporate Governance presents relevant information on transactions, arrangements, and relationships disclosed to Exelon's General Counsel for a determination as to the existence of a related person transaction as defined by SEC rules and the policy. Identified related person transactions are submitted to the Board for approval. The Board may approve any related person transactions deemed to not be contrary to the best interests of Exelon.

There were no related person transactions identified for 2018.

Director Nominees

The Board nominates the 13 candidates named below for re-election as Directors. If elected by shareholders, each Director will serve a term ending with the 2020 annual meeting. Each nominee has agreed to be named in this proxy statement and to serve as a Director, if elected. If any Director is unable to stand for election at the annual meeting, the Board may reduce the number of Directors or designate a substitute. In that case, shares represented by proxies may be voted for a substitute Director. Exelon does not expect that any Director nominee will be unable to serve.

John Rogers announced his decision to not stand for election at the 2019 annual shareholders meeting. The Board is deeply appreciative of John's valued contributions and insights into Exelon's business and strategy and fulfillment of responsibilities to shareholders, employees, customers and communities.

In addition to the skills, characteristics, core competencies and other attributes previously described, the Corporate Governance Committee also considers whether each nominee has the time available, in light of other business and personal commitments, to effectively serve on Exelon's Board. Among the criteria the Committee considers is the degree to which any incumbent Director nominee demonstrates effective and productive preparedness and engagement. The Board has adopted limits for service on other boards, providing that Directors who serve as the CEO of a public company should not serve on more than two other public company boards in addition to Exelon and its subsidiary boards. Other Directors should not serve on the boards of more than four other public companies in addition to the Exelon Board and its subsidiary boards.

The Board is aware that some institutional investors have adopted vote policies that include board service limits more restrictive than Exelon's limits based on 1) resource challenges that make it impractical for investors to assess thousands of individual director nominees or 2) a risk assessment involving statistical data measuring average time required for board service and especially in the event of a crisis. Such investor policies apply a one-size-fits-all approach that may not take into account all relevant facts and circumstances for a particular individual director, including the results of a robust individual director assessment process, such as Exelon has in place for its directors. Exelon's individual director assessment process provides for peer reviews by each director and by four members of senior management that regularly interact with the Board (see page 23). The individual director assessment conducted of Stephen Steinour in 2019 reflected heightened attention to this known concern and the results are included as part of Mr. Steinour's biographical information on page 16.

The Corporate Governance Committee and the Board believe the skills and experiences detailed above are well represented among the Director nominees and reflect an effective mix of backgrounds, experience and diversity.



Age: 63

Director since: 2013

Committee Memberships:
• Audit (Chair)
• Finance and Risk
• Generation Oversight

Anthony K. Anderson INDEPENDENT

Career Highlights
Mr. Anderson served as the Vice Chair and Midwest Area Managing Partner of Ernst & Young (EY), a global assurance, tax, transaction and advisory services firm, until his retirement in 2012. During Mr. Anderson's 35-year career with EY, he oversaw a practice of 3,500 audit, tax, and transaction professionals serving clients throughout the Midwest and also served for six years in the Los Angeles area as managing partner of EY's Pacific Southwest region. Mr. Anderson also served as a member of EY's governing body, the Americas Executive Board.

Board Service
Mr. Anderson currently serves as a director of AAR Corp. (aerospace and defense), Avery Dennison (manufacturer of adhesive technologies, display graphics and packaging materials), and Marsh & McLennan Companies (global professional services firm). He also serves on the executive committee of the United States Golf Association, as chairman of the board of the Perspectives Charter School, and as a director for World Business Chicago. Mr. Anderson previously served as a director of First American Financial Corporation from 2012 until 2016.

Mr. Anderson's experience as the vice chair of a global professional services firm and his training and experience as an audit partner and certified public accountant enhance his contribution to the Exelon Board and add value to his leadership of the Audit Committee and service on the Finance and Risk Committee.

Current Public Boards:
• Exelon Corporation
• AAR Corp.
• Avery Dennison
• Marsh & McLennan Companies

Primary Skills & Core Competencies:

 Accounting  Finance  Executive  Compensation  Risk



Age: 66

Director since: 2012

Committee Memberships:
• Finance and Risk (Chair)
• Audit

Ann C. Berzin INDEPENDENT

Career Highlights
Ms. Berzin served as Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (FGIC), an insurer of municipal bonds, asset-backed securities and structured finance obligations, from 1992 to 2001. Ms. Berzin joined FGIC in 1985 as its General Counsel following seven years of securities law practice in New York City.

Board Service
Ms. Berzin currently serves as a director of Ingersoll-Rand plc (industrial manufacturing), where she chairs its finance committee and serves on its audit committee. Ms. Berzin also serves on the board of Baltimore Gas and Electric Company, an Exelon subsidiary, and she previously served as a director of Constellation Energy Group until its merger with Exelon in 2012.

Ms. Berzin has broad business and executive leadership experience, as well as expertise in the financial services sector, which is particularly valuable for her service on the Audit Committee and leadership of the Finance and Risk Committee.

Current Public Boards:
• Exelon Corporation
• Ingersoll-Rand plc

Primary Skills & Core Competencies:

 Accounting  Finance  Executive  Risk  Investors



Age: 61

Director since: 2018

Committee Memberships:
- Audit
- Finance and Risk

Laurie Brlas   INDEPENDENT

Career Highlights

Ms. Brlas served as Executive Vice President and Chief Financial Officer of Newmont Mining Corporation (gold mining) from 2013 until her retirement in 2016. From 2006 to 2013, Ms. Brlas served in a number of senior leadership positions at Cleveland-Cliffs, Inc. (iron ore pellet production), most recently as Executive Vice President and President, Global Operations.

Board Service

Ms. Brlas currently serves on the boards of Albemarle Corporation (global chemical manufacturing) and Graphic Packaging Holding Company (consumer packaging). Ms. Brlas previously served as a director of Calpine Corporation (electricity generation), NOVA Chemical Corporation (plastics and chemical manufacturing), and Perrigo Company plc (over-the-counter pharmaceutical and nutritional product manufacturing).

With 16 years of experience as a chief financial officer at global, capital-intensive companies, Ms. Brlas's proven leadership skills bring valuable knowledge and a diverse perspective to Exelon's Board and to her service on the Audit and Finance and Risk Committees.

Current Public Boards:
- Exelon Corporation
- Albemarle Corporation
- Graphic Packaging Holding Company

Primary Skills & Core Competencies:

 Accounting    Finance    Executive    Compensation    Investors



Age: 60

Director since: 2012

Committee Memberships:
- Generation Oversight
- Investment Oversight

Christopher M. Crane

Career Highlights

Mr. Crane is President and Chief Executive Officer of Exelon Corporation. In his role, Mr. Crane oversees a family of companies representing every stage of the energy business, including Exelon Generation and Exelon's six utilities, which deliver electricity and natural gas to approximately 10 million customers in Delaware, the District of Columbia, Illinois, Maryland, New Jersey, and Pennsylvania. Previously, he served as President and Chief Operating Officer of Exelon and Exelon Generation from 2008 to 2012. In that role, he oversaw one of the largest, cleanest, and lowest-cost power generation fleets in the country, with a multi-regional reach and the nation's largest fleet of nuclear power plants. He directed a broad range of activities including major acquisitions, transmission strategy, cost management initiatives, major capital programs, generation asset optimization and generation development.

Board Service

Mr. Crane is one of the leading executives in the electric utility and power industries. He is vice-chairman and a member of the executive committee of the Edison Electric Institute. He also serves as chair of the Institute of Nuclear Power Operations, the industry organization promoting the highest levels of safety and reliability in nuclear plant operation. He also serves as a director of Aegis Insurance Services (mutual insurance company providing liability and property coverage to the energy industry).

Mr. Crane previously served as vice chairman of the Nuclear Energy Institute, the nation's nuclear industry trade association and as a director of Aleris International Inc. from 2010 until 2013.

Mr. Crane also serves as Chair of the boards of directors of Exelon subsidiaries Baltimore Gas and Electric Company, Commonwealth Edison Company, PECO Energy Company, and Pepco Holdings LLC.

Current Public Boards:
- Exelon Corporation

Primary Skills & Core Competencies:

 Accounting    Finance    Executive    Compensation    Technology    Safety & Security

 Industry    Policy    Risk    Investors    Engineering & Manufacturing



Age: 72

Director since: 2012

Committee Memberships:
- Compensation and Leadership Development (Chair)
- Corporate Governance
- Finance and Risk

Yves C. de Balmann INDEPENDENT

Career Highlights
Mr. de Balmann served as the Co-Chairman of Bregal Investments LP (private equity investing firm) from 2002 to 2012. Prior to this, he was Vice-Chairman of Bankers Trust Corporation, in charge of Global Investment Banking, until its merger with Deutsche Bank in 1999, and he remained a Senior Advisor to Deutsche Bank AG from 2001 to 2003.

Board Service
Mr. de Balmann currently serves as a director of ESI Group (virtual prototyping software and services). Previously, Mr. de Balmann served as a director of Laureate Education, Inc., and Constellation Energy Group until its merger with Exelon in 2012.

Mr. de Balmann has extensive experience in corporate finance, including the derivatives and capital markets as well as industry experience as a former director of Constellation Energy Group until Constellation merged with Exelon in 2012. His background leading major organizations informs his leadership of the Compensation and Leadership Development Committee.

Current Public Boards:
- Exelon Corporation
- ESI Group

Primary Skills & Core Competencies:

 Finance    Executive    Compensation    Risk    Investors



Age: 73

Director since: 2002

Committee Memberships:
- Corporate Governance
- Finance and Risk
- Generation Oversight

Nicholas DeBenedictis INDEPENDENT

Career Highlights
Mr. DeBenedictis currently serves as Chairman Emeritus of Aqua America Inc. (water utility operating in eight states) and served as its Chairman and Chief Executive Officer from 1993 to 2015. As CEO of Aqua America, Mr. DeBenedictis gained experience in dealing with many of the same development, land use, and utility regulatory issues that affect Exelon and its subsidiaries. Mr. DeBenedictis also has extensive experience in environmental regulation and economic development, having served in two cabinet positions in the Pennsylvania government: Secretary of the Pennsylvania Department of Environmental Resources and Director of the Office of Economic Development. He also spent eight years with the U.S. Environmental Protection Agency and was President of the Greater Philadelphia Chamber of Commerce for three years.

Board Service
In addition to serving as Chairman Emeritus of Aqua America, Mr. DeBenedictis has served as a director of MISTRAS Group (asset protection solutions) since 2015, and P.H. Glatfelter, Inc. (global supplier of specialty papers and engineered products) since 1995. Mr. DeBenedictis also serves on the boards of Commonwealth Edison Company and PECO Energy Company, which are Exelon subsidiaries.

As a leader in the greater Philadelphia business community, Mr. DeBenedictis has deep knowledge of the communities and local economies served by PECO. Mr. DeBenedictis' experiences as former CEO of a public company, service on other company boards, familiarity and experience with environmental regulations, and his educational background in environmental engineering and science, all provide valuable perspectives to Exelon's Board, Finance and Risk, Generation Oversight, and Corporate Governance Committees.

Current Public Boards:
- Exelon Corporation
- Aqua America
- MISTRAS Group
- P.H. Glatfelter, Inc.

Primary Skills & Core Competencies:

 Finance    Executive    Industry    Policy    Risk



Age: 53

Director since: 2015

Committee Memberships:
- Compensation and Leadership Development
- Finance and Risk

Linda P. Jojo INDEPENDENT

Career Highlights
Ms. Jojo is Executive Vice President, Technology and Chief Digital Officer of United Continental Holdings, Inc. (commercial airline) where she leads the Information Technology, Cyber Security and E-commerce organizations and is responsible for the airline's digital strategy. She has held her current position at United since 2014. Prior to joining United, she served as Executive Vice President and Chief Information Officer for Rogers Communications Inc. from 2011 to 2014 (wireless communication and media company), where she was responsible for all IT systems for both customer-facing and business support systems. Prior to this, Ms. Jojo served in other senior officer roles at Energy Future Holdings Corporation (held a portfolio of competitive and regulated energy companies), Flowserve Corporation (suppliers of industrial and environmental machinery), and General Electric.

Board Service
Ms. Jojo serves as vice-chair of the board of trustees of the Adler Planetarium in Chicago, Illinois and is a member of the board of trustees at Rensselaer Polytechnic Institute in Troy, NY.

Ms. Jojo's wealth of experience leading complex IT organizations brings important IT and innovation expertise to Exelon's Board. Ms. Jojo's educational background in computer science and industrial engineering also lends expertise to Exelon's risk oversight and cybersecurity programs and initiatives.

Current Public Boards:
- Exelon Corporation

Primary Skills & Core Competencies:

 Compensation    Technology    Safety & Security    Industry

 Engineering & Manufacturing



Age: 71

Director since: 2007

Committee Memberships:
- Audit
- Finance & Risk
- Investment Oversight

Paul L. Joskow, Ph. D. INDEPENDENT

Career Highlights
Dr. Joskow is the Elizabeth and James Killian Professor of Economics, Emeritus at the Massachusetts Institute of Technology (MIT). He is also the President Emeritus of the Alfred P. Sloan Foundation, where he served as president from 2008 through 2017. Dr. Joskow joined the MIT faculty in 1972 and served as head of the MIT Department of Economics from 1994 to 1998 and as Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. Dr. Joskow's teaching and research has been in the areas of industrial organization, energy and environmental economics, competition policy, and government regulation of industry. Much of his research and consulting activity has focused on the electric power industry, electricity pricing, fuel supply, demand, generating technology, and regulation.

Dr. Joskow has served on the U.S. Environmental Protection Agency's (EPA) Acid Rain Advisory Committee and on the Environmental Economics Committee of the EPA's Science Advisory Board. Dr. Joskow also served on the National Commission on Energy Policy, as a member of the Secretary of Energy Advisory Board, and as chair of the National Academies Board on Science, Technology and Economic Policy.

Board Service
Dr. Joskow currently serves as a trustee of the Putnam Mutual Funds board, as a trustee of Yale University, and as a director of the Whitehead Institute for Biomedical Research.

Dr. Joskow's extensive background in economics and energy and his experience as a utility director offer a unique set of skills to the Company's Board of Directors.

Current Public Boards:
- Exelon Corporation

Primary Skills & Core Competencies:

 Executive    Technology    Industry    Policy    Investors



Age: 72

Director since: 2012

Committee Memberships:
• Corporate Governance (Chair)
• Compensation and Leadership Development

Robert J. Lawless INDEPENDENT

Career Highlights
Mr. Lawless served as Chairman of McCormick & Company, Inc. (food manufacturing industry) from 1997 to 2009, having also served as its President until 2006, and its Chief Executive Officer until his retirement in 2008.

Board Service
Mr. Lawless currently serves as a director of The Baltimore Life Insurance Company (insurance provider) and previously served as a director of Constellation Energy Group until Constellation merged with Exelon in 2012.

Mr. Lawless has extensive executive leadership and strategic planning experience. As a former chief executive officer of a public company, he provides critical perspectives on governance and other public company issues that inform his leadership of the Corporate Governance Committee.

Current Public Boards:
• Exelon Corporation

Primary Skills & Core Competencies:

 Accounting    Executive    Compensation    Investors    Engineering & Manufacturing

---



Age: 74

Director since: 2009

Committee Memberships:
• Generation Oversight (Chair)
• Audit
• Finance and Risk

Richard W. Mies INDEPENDENT

Career Highlights
Admiral Mies is President and Chief Executive Officer of The Mies Group, Ltd, a private consulting firm, providing strategic planning and risk assessment related to international security, energy, defense, and maritime issues. A graduate of the Naval Academy, he completed a 35-year career as a nuclear submariner in the US Navy. Admiral Mies has a wide range of operational command experience, having served as the senior operational commander of the US Submarine Force, and commander of the U.S. Strategic Command for four years prior to his retirement in 2002.

Board Service
Admiral Mies serves as a director of BWX Technologies, Inc. (a supplier to the nuclear power industry). He is also a member of the board of governors for Lawrence Livermore National Security LLC and serves as vice-chair of the Secretary of Energy Advisory Board. He previously served as a director of Mutual of Omaha from 2002 until 2014, Babcock and Wilcox (an equipment and technology provider to the energy industry) from 2010 until 2015, and as a member of the board of governors for Los Alamos National Security, LLC, from 2005 until 2018.

Admiral Mies' extensive educational background in mechanical engineering and mathematics, and post-graduate studies and degrees in government administration and international relations at Oxford University, the Fletcher School of Law and Diplomacy, and Harvard University contribute to his insights and leadership of the Generation Oversight Committee, and his service on the Finance and Risk and Audit Committees. His deep leadership experience with nuclear power and strategic planning in the Navy and in business, and his extensive board service enable his ability to provide thoughtful contributions to the Exelon Board.

Current Public Boards:
• Exelon Corporation
• BWX Technologies, Inc.

Primary Skills & Core Competencies:

 Executive    Technology    Safety & Security    Industry    Risk

---



Age: 64

Director since: 2012

Committee Memberships:
• Investment Oversight

Mayo A. Shattuck III   INDEPENDENT CHAIRMAN OF THE BOARD

Career Highlights

Mr. Shattuck serves as the independent Board Chair of Exelon Corporation. He previously served as Executive Chair of Exelon from 2012 to 2013. Prior to joining Exelon, Mr. Shattuck was the Chairman, President and Chief Executive Officer of Constellation Energy from 2001 until 2012, when Constellation merged with Exelon. Prior to this, Mr. Shattuck was at Deutsche Bank, where he served as Chairman of the Board of Deutsche Bank Alex. Brown Inc. and, during his tenure, also served as Global Head of Investment Banking and Global Head of Private Banking.

Mr. Shattuck is the past chairman of the Institute of Nuclear Power Operations and was previously a member of the executive committee of the board of Edison Electric Institute. He was also co-chairman of the Center for Strategic & International Studies Commission on Nuclear Policy in the United States.

Board Service

Mr. Shattuck currently serves as a director of Gap Inc. (clothing retailer), Capital One Financial Corporation, and at Alarm.com Holdings, Inc. (cloud-based security and monitoring services).

Mr. Shattuck's extensive experience in business and the energy industry enables him to effectively identify strategic priorities and oversee the execution of strategic initiatives. His financial expertise from his experience in the financial services industry also brings valuable perspectives to the Board.

Current Public Boards:
• Exelon Corporation
• Gap, Inc.
• Capital One Financial Corporation
• Alarm.com Holdings, Inc.

Primary Skills & Core Competencies:

 Finance    Executive    Compensation    Industry    Risk



Age: 60

Director since: 2007

Committee Memberships:
• Finance and Risk
• Compensation and Leadership Development

Stephen D. Steinour   INDEPENDENT

Career Highlights

Mr. Steinour has served as the Chairman, President and Chief Executive Officer of Huntington Bancshares Incorporated, (regional bank-holding company) since 2009. Mr. Steinour previously served as Managing Partner of CrossHarbor Capital (investment firm) from 2008 until 2009, and in a variety of executive positions culminating as President and CEO of Citizens Financial Group (commercial bank holding company) from 1992 until 2008.

Board Service

Mr. Steinour has served as a director of L Brands, Inc. (fashion retailer) since 2014. He also serves as a member of the board of directors of the Federal Reserve Bank of Cleveland and as a trustee of The Ohio State University Wexner Medical Center.

Mr. Steinour's experience has provided him with a strong background in mergers and acquisitions, business development, creation, and partnerships. His deep background in banking, credit and risk management, and capital markets provides experience important to Exelon and its businesses. Mr. Steinour was named to the 2016 "Directorship 100" list issued by the National Association of Corporate Directors.

In conducting the individual director assessment of Mr. Steinour in January 2019 that includes the input of peers and members of management (see page 23), the Board was mindful of certain investor vote policies imposing board service limits that are more restrictive than Exelon's (see page 18 for more). The unanimous consensus of the peer/management input was that Mr. Steinour continues to demonstrate the highest degree of engagement and accessibility, and consistently offers valued advice and guidance.

Mr. Steinour stepped out of the Finance and Risk Committee chair role in June 2018 when he also rotated from the Audit Committee to the Compensation and Leadership Development Committee. Mr. Steinour's commitment to Exelon's Board and Committees has been demonstrated by his consistently high attendance record of over 90% as recorded over 12 years, covering 309 meetings. Lastly, Mr. Steinour's service on the L Brands board does not require onerous travel as the company is based near Mr. Steinour's home in Ohio.

The results of Exelon's robust assessment process demonstrate Mr. Steinour importance to Exelon's Board and clearly support his nomination as a director.

Current Public Boards:
• Exelon Corporation
• Huntington Bancshares Inc.
• L Brands, Inc.

Primary Skills & Core Competencies:

 Accounting    Finance    Executive    Risk    Investors



Age: 62

Director since: 2018

Committee Memberships:
- Finance and Risk
- Generation Oversight

John F. Young INDEPENDENT

Career Highlights

Mr. Young served as President, Chief Executive Officer, and Director of Energy Future Holdings Corp. (energy company with portfolio of competitive and regulated businesses) from 2008 until his retirement in 2016. From 2003 to 2008, Mr. Young served in a number of senior leadership positions at Exelon and Exelon Generation, most recently as Executive Vice President and Chief Financial Officer of Exelon Corporation.

Board Service

Mr. Young has served on the board of The United States Automobile Association (financial and insurance services) since 2011, and he is a member of the Baylor Healthcare System Foundation Advisory Board and the U.S. Naval Academy Foundation's Board.

Mr. Young previously served as a director of CSRA, Inc. (IT and cybersecurity services) and Nuclear Electric Insurance Limited (mutual insurance company for nuclear utilities). Mr. Young also previously served as a director of the Nuclear Energy Institute and the Edison Electric Institute.

Mr. Young's extensive leadership, operational expertise, deep industry knowledge, and financial background bring valuable and broad industry insights to our Company's Board of Directors. Mr. Young leverages this expertise in his service to the Finance and Risk and Generation Oversight Committees of the Board.

Current Public Boards:
- Exelon Corporation

Primary Skills & Core Competencies:

 Finance    Executive    Safety & Security    Industry    Risk

The Board's Role and Responsibilities

Overview

Exelon's business, property and affairs are managed under the direction of the Board of Directors. The Board considers the interests of all of its constituencies, which includes shareholders, customers, employees, suppliers, the communities we serve, and the environment. The Board is committed to ensuring that Exelon conducts business in accordance with the highest standards of ethics, integrity, and transparency.

Governance Highlights

Exelon's Board remains committed to maintaining the highest standards of corporate governance. We believe our strong corporate governance practices help us achieve our performance goals and maintain the trust and confidence of our shareholders, employees, customers, regulators, and other stakeholders. A summary of our corporate governance practices are described below and more detail is presented in our Corporate Governance Principles, which are available on the Exelon website at www.exeloncorp.com on the Governance page located under the Investors tab.



Board Accountability & Shareholder Rights

- ✔ Directors are elected annually by a majority of votes cast in uncontested elections. The average level of vote support for Directors in 2018 was 97%.
- ✔ Eligible shareholders may nominate Directors through Exelon's "proxy access" bylaws.



Oversight of Risk Management

- ✔ The Board regularly reviews management's systematic approach to identifying and assessing risks faced by Exelon and each business unit, taking into account emerging trends and developments and in connection with capital investments and business opportunities.
- ✔ Our Finance and Risk Committee oversees Exelon's risk management strategy, policies and practices, financial condition and risk exposures.



Shareholder Engagement

- ✔ Exelon has a long-standing practice of engaging with our shareholders on corporate governance matters throughout the year, as may be necessary or helpful, to understand the positions of our institutional investors and to share Exelon's perspective on matters of mutual interest.
- ✔ Regular and ongoing engagement with our shareholders helps to inform Board and Committee decisions on governance, compensation, environmental stewardship, and other matters.
- ✔ Page 36 in our Compensation Discussion & Analysis section summarizes the input received during 2018 related to our executive compensation program.



Governance Practices

- ✔ Our Board and each of the Board's six Committees undergo annual self-assessments, and individual directors undergo biennial performance assessments that includes input from peers and select members of executive management. (See page 23 for details.)
- ✔ Continuing director education is provided during Board and Committee meetings and the Company encourages Director participation in externally offered director development opportunities.
- ✔ Independent Directors meet regularly in executive sessions without management.
- ✔ Robust stock ownership guidelines require Directors to hold at least 15,000 shares of Exelon common stock within five years after joining the Board; the CEO to hold shares valued at 6X his base salary, and Executive Vice Presidents and higher-level officers to hold shares valued at 3X base salary. Hedging, pledging, and short sales of Exelon stock are prohibited.
- ✔ Directors may not stand for election after age 75.
- ✔ Directors should not serve on the boards of more than four other public companies in addition to Exelon and its subsidiaries and any Director who serves as the CEO of a public company should not serve on more than two other public company boards in addition to Exelon.
- ✔ Transparent political activities and contributions are provided through semi-annual reporting on www.exeloncorp.com



Purpose and Principles

In 2017, we articulated our purpose as a Company—how and why we exist. Thousands of employees from across the Company provided input, and the result was a bold affirmation of our reason for being. Our Purpose statement provided a renewed focus on the impact we have in the communities where we work and live. Our principles serve as our guide. See page 5 for a summary of some of our 2018 achievements.

Purpose   **Powering a cleaner and brighter future for our customers and communities.**

Principles
- ✔ We practice the highest level of safety and security to reliably deliver energy to our customers and communities.
- ✔ We put customer needs at the center of all we do by fueling innovation to improve the delivery of clean and affordable energy and services.
- ✔ We return our success to the communities we are privileged to serve.
- ✔ We adhere to the highest standards–ethically and with uncompromising integrity–to drive value for our customers and shareholders.
- ✔ Our workforce is the foundation of our success. We succeed as a team of diverse individuals; respected, engaged and inspired to shape our nation's energy future.



Environmental, Social and Governance Oversight

Environmental sustainability has been a core value and business driver for Exelon since our company's beginning. Successfully managing environmental impacts strengthens our relationships with our customers and the communities in which we operate. We are focused on being good stewards of the resources we use by minimizing impacts on watersheds and habitats and innovating processes to reduce waste and emissions. Our most substantial positive environmental impact is our contribution to address climate change — as the largest producer of clean and reliable energy in the United States, our responsibility to manage our environmental impacts for our stakeholders and the planet is significant. Consistent with our Purpose statement, we are committed to building the next-generation energy company and applying innovative technologies to manage energy use and meet customer expectations for clean, reliable and affordable power. For more information about our sustainability practices, please refer to The Exelon Corporation Sustainability Report posted on our website at www.exeloncorp.com.

The Board's Corporate Governance Committee oversees our strategies and efforts to protect and improve the quality of the environment and our sustainability policies and practices.

Board Oversight of Risk

The Company operates in a complex market and regulatory environment that involves significant risks, many of which are beyond its direct control. Exelon has a fully staffed Enterprise Risk Management group that also draws upon other Company personnel for additional support on various matters related to identification, assessment, management, mitigation and monitoring of risks through established key risk indicators.

Exelon's Enterprise Risk Management group is composed of:

- ✔ a Chief Enterprise Risk Officer;
- ✔ a Chief Commercial Risk Officer;
- ✔ a Chief Credit Officer;
- ✔ a Vice President of Enterprise Risk Management Operations;
- ✔ a Vice President of Enterprise Risk Management Analytics, and;
- ✔ a full-time staff of approximately 115.

The Company and its business units/operating companies also have Risk Management Committees composed of select senior officers including the chief executive officers of those business units/operating companies and the Exelon CEO, who meet regularly to discuss matters related to enterprise risk management generally, risks associated with new developments or proposed transactions under consideration, and ensure that processes are in place to identify and assess risks within the business as well as measure and manage risk exposures in accordance with Exelon's policies, programs, strategies, and risk appetite as approved by the Exelon Board.

The Chief Enterprise Risk Officer and the Risk Management Committees meet regularly with management of the Company to identify and evaluate the most significant risks of the businesses and appropriate steps to manage and mitigate those risks. In addition, the Chief Enterprise Risk Officer and the Enterprise Risk Management group perform regular assessments of enterprise risks, drawing upon resources throughout the Company for an assessment of the probability and severity of identified risks as well as control effectiveness. These risk assessments, which also include the review of operating company-specific key risk indicators, are discussed at the business unit/operating company Risk Management Committees before being aggregated and discussed with the Board's Finance and Risk and Audit Committees and, when appropriate, the BGE, ComEd, PECO and PHI boards of directors.

The Finance and Risk, Audit, and Generation Oversight Committees regularly report on the Committees' discussions of enterprise risks to the Board. Furthermore, the Board regularly discusses enterprise risks in connection with consideration of emerging trends or developments and in connection with the evaluation of capital investments and other business opportunities and business strategies.

Director Attendance



98%

Attendance

The Board of Directors held five meetings during 2018, including a two-day strategy retreat with senior officers of Exelon and its subsidiary companies. Each incumbent Director nominee attended at least 75% of the combined Board and Committee meetings of which he or she was a member. Attendance at Board and Committee meetings during 2018 averaged 98% for incumbent Directors as a group.

While Exelon does not have a formal policy requiring attendance at the annual shareholders meeting, all Directors attended the 2018 annual shareholders meeting.

Board Structure

Board Leadership

Exelon's bylaws permit the independent members of the Board to determine the leadership structure of the Board including whether the roles of Board Chair and Chief Executive Officer should be performed by the same individual or whether the roles should be performed by separate individuals. As a matter of policy, the Board believes that separation of these functions is not required, and whether to combine the roles or not is a matter for the Board's sole discretion, taking into consideration the current and anticipated circumstances of the Company, the skills and experiences of the individual or individuals in question, and the leadership composition of the Board.

The Board reviews its leadership structure periodically and as circumstances warrant. The Board separated the roles of Board Chair and Chief Executive Officer in 2012 upon the completion of its merger with Constellation Energy Group and named Mayo Shattuck as Board Chair and Christopher Crane as President and Chief Executive Officer of Exelon. We find that this leadership structure ensures independent oversight and promotes the Board's ability to effectively represent the best interests of all shareholders.

The Board is committed to continued independent oversight at all times and our Corporate Governance Principles provide that the independent members of the Board shall select and elect a Lead Independent Director in the event the Board Chair and Chief Executive role are held by the same individual, or the person holding the role of Board Chair is not independent under Exelon's Independence Standards for Directors. At any time during which the position of Lead Independent Director may be required but is vacant due to timing considerations, the Chair of the Corporate Governance Committee shall serve as the Lead Independent Director.

Exelon's Corporate Governance Principles provide a full outline of the responsibilities for each of the Board Chair, Chief Executive Officer, and any Lead Independent Director.

Board Committees

There are six standing committees of the Board: the Audit Committee, the Compensation and Leadership Development Committee, the Corporate Governance Committee, the Finance and Risk Committee, the Generation Oversight Committee and the Investment Oversight Committee. The Board Chair and CEO generally attend all Committee meetings and all Committees meet regularly in executive session without management present.

Each Committee is governed by a Board-approved charter stating its responsibilities, that is reviewed annually and updated as appropriate. The charters were last amended on January 30, 2018 (Finance and Risk, Generation Oversight and Investment Oversight Committee charters) and July 24, 2018 (Audit, Compensation and Leadership Development, and Corporate Governance Committee charters), and are available on the Exelon website at www.exeloncorp.com on the Governance page under the Investors tab. The charters are available in print to any shareholder who requests a copy from Exelon's Corporate Secretary as described on page 65 of this proxy statement.

Audit Committee

Meetings in 2018: 6

Members - all independent

Mr. Anderson (Chair)
Ms. Berzin
Ms. Brlas
Dr. Joskow
Adm. Mies

Report: Page 28

Primary Responsibilities:

- ✔ Assists Board in the oversight and review of the quality and integrity of the Company's financial statements and internal controls over financial reporting
- ✔ Appoints, retains, and oversees the independent auditor and evaluates its qualifications, performance and independence
- ✔ Oversees the Company's internal audit function
- ✔ With the advice and assistance of the Finance and Risk Committee, reviews the processes by which Exelon assesses and manages enterprise risk
- ✔ Oversees compliance with Exelon's Code of Business Conduct, and the process for the receipt and response to complaints regarding accounting, internal controls or audit matters

The Board of Directors has determined that each of the members of the Audit Committee is an "Audit Committee Financial Expert" for purposes of the SEC's rules.

Compensation and Leadership Development Committee

Meetings in 2018: 4

Members - all independent

Mr. de Balmann (Chair)
Ms. Jojo
Mr. Lawless
Mr. Steinour

Report: Page 45

Primary Responsibilities:

- ✔ Assists Board in establishing performance criteria, evaluation, and compensation for CEO
- ✔ Retains the Committee's independent compensation consultant
- ✔ Approves executive compensation program design for executive officers, other than the CEO
- ✔ Reviews Compensation Discussion and Analysis and prepares Compensation Committee Report for this proxy statement
- ✔ Monitors and reviews leadership and succession information for executive roles

Compensation Committee Interlocks and Insider Participation. No member of the Compensation and Leadership Development Committee has ever served as an officer or employee of Exelon. During 2018, none of Exelon's executive officers served on the board of directors of any entities whose executive officers serve on the Compensation and Leadership Development Committee.

Corporate Governance Committee

Meetings in 2018: 5

Members - all independent

Mr. Lawless (Chair)
Mr. de Balmann
Mr. DeBenedictis
Mr. Rogers

Primary Responsibilities:

- ✔ Identifies and recommends qualified candidates for election by the Board and shareholders and oversees Board and Committee structure and composition
- ✔ Recommends Corporate Governance Guidelines and advises on corporate governance issues including evaluation processes for the Board, Committees, each Director, the Board Chair and CEO
- ✔ Oversees Exelon's environmental strategies, including climate change and sustainability policies
- ✔ Reviews Exelon's director compensation program and has authority to retain independent compensation consultant
- ✔ Has authority to retain an independent search firm to identify candidates for Director

Finance and Risk Committee

Meetings in 2018: 4

Members - all independent

Ms. Berzin (Chair)
Mr. Anderson
Ms. Brlas
Mr. de Balmann
Mr. DeBenedictis
Ms. Jojo
Dr. Joskow
Adm. Mies
Mr. Steinour
Mr. Young

Primary Responsibilities:

- ✔ Oversees risk management functions and matters relating to the financial condition and risk exposures of Exelon and its subsidiaries
- ✔ Monitors financial condition, capital structure, financing plans and programs, dividend policy, treasury policies and liquidity, and related financial risks
- ✔ Oversees capital management and planning process, including capital expenditures, acquisitions and divestitures
- ✔ Oversees risk management strategies, policies, procedures, and mitigation efforts including with respect to marketing and trading of energy and energy-related products and cyber security

Generation Oversight Committee

Meetings in 2018: 4

Members

Adm. Mies (Chair)
Mr. Anderson
Mr. Crane
Mr. DeBenedictis
Mr. Young

Primary Responsibilities:

- ✔ Oversees the safe and reliable operation of all generating facilities with principal focus on nuclear safety
- ✔ Oversees management and operations of generating facilities including the overall organizational effectiveness of generation station operations
- ✔ Oversees compliance with policies and procedures to manage and mitigate risks associated with the security and integrity of Exelon's generation assets
- ✔ Reviews environmental, health and safety issues related to generating facilities

Investment Oversight Committee

Meetings in 2018: 2

Members

Mr. Rogers (Chair)
Mr. Crane
Dr. Joskow
Mr. Shattuck

Primary Responsibilities:

- ✔ Oversees the management and investment of the assets in trusts for the purpose of funding the expense of decommissioning nuclear facilities
- ✔ Monitors performance of the nuclear decommissioning trusts and trustees, investment managers, and other advisors and service providers for the trusts
- ✔ Oversees the retention of investment advisory and management, consulting, accounting, financial, clerical or other services with respect to the nuclear decommissioning trusts
- ✔ Oversees the evaluation, selection and appointment of trustees and other fiduciaries for the nuclear decommissioning trusts
- ✔ Monitors investment performance of the trusts under the pension and post-retirement welfare plans and investment options under the savings plans

Board Processes and Policies

Board, Committee, and Individual Director Evaluations

> Exelon has strong evaluation processes for its Board, six Board Committees, and individual Directors.







Board Evaluations

The Board conducts an annual assessment of its performance and effectiveness. The process is coordinated by the Board Chair and the chair of the Corporate Governance Committee, taking into account the recommendations of the Corporate Governance Committee on the process and criteria to be used for Board, Committee, and individual Director evaluations. All Directors are interviewed by the Board Chair or the chair of the Corporate Governance Committee to discuss the following topics, among others that may arise:

- overall Board performance and areas of focus including strategic and business issues, challenges, and opportunities;
- Board meeting logistics;
- CEO, senior management and Director succession planning;
- accountability to shareholder views;
- Board Committee structure and composition;
- Board culture;
- Board composition; and
- management performance, including quality of materials, provided to the Directors.

Interviews also seek practical input on what the Board should continue doing, start doing, and stop doing. Following such interviews, the Board Chair and chair of the Corporate Governance Committee collaborate to prepare and provide to the Board a summary of the assessment input provided.

Committee Evaluations

All six of the Board's Committees conduct annual assessments of their performance and take into consideration:

- the sufficiency of their charters;
- whether Committee members possess the right skills and experiences or whether additional education or training is required;
- whether there are sufficient meetings covering the right topics; and
- whether meeting materials are effective, among other matters.

Assessments also seek practical input on what Committees should continue doing, start doing, and stop doing.

A summary of all Committee assessment results is provided to the Corporate Governance Committee and Board for review and discussion.

Individual Director Evaluations

The process for individual Director evaluations was strengthened in 2017 to provide for individual assessments of all Directors on a biennial basis, which means that each Director is evaluated every other year. Individual Director performance assessments include peer review by all members of the Board as well as input from members of senior management on the contributions and performance of each Director. Directors are interviewed by the Chair of the Corporate Governance Committee or by the Board Chair to provide input on each Director undergoing assessment. In addition, four members of senior management are interviewed to provide input based on their regular interactions with Directors. In 2019, all interviews were conducted by the Board Chair because the chair of the Corporate Governance Committee was in the group undergoing assessment. Topics covered in the interviews included:

- meeting preparedness;
- meaningful and constructive participation and contributions;
- respectful, effective and candid communication skills;
- demonstrated independence;
- Company and industry knowledge;
- strategic foresight; and
- openness to new learnings and training.

Interviews also sought practical input on what Directors should continue doing, start doing, and stop doing. After discussing the process and overall results with the Corporate Governance Committee, the Board Chair collaborates with the chair of the Corporate Governance Committee to provide feedback separately to individual Directors for developmental opportunities.

Director Education

The Board has an orientation and onboarding program for new Directors and provides continuing education for all Directors that is overseen by the Corporate Governance Committee.

New Director Orientation	The orientation program is tailored to the needs of each new Director depending on his or her level of experience serving on other boards and knowledge of the Company or industry acquired before joining the Board. Materials provided to new Directors include information on the Company's vision, strategic direction, financial matters, corporate governance practices, Code of Business Conduct, and other key policies and practices. New Directors also meet with the CEO, senior executives and members of their staff for briefings on the executives' responsibilities, programs and challenges. New Directors are also invited for tours of various Company facilities, depending on their orientation needs. Incumbent Directors are also invited to participate in site visits.
Continuing Director Education	Continuing director education is provided during portions of Board and Committee meetings and is focused on topics necessary to enable the Board to consider effectively issues before them at that time (such as new regulatory or accounting standards). The education often takes the form of "white papers" covering timely subjects or topics that a Director can review before the meeting. The Audit Committee plans for at least one meeting a year in which a session is devoted to education on new accounting rules and standards and topics deemed to be helpful to having a good understanding of our accounting practices and financial statements. The Generation Oversight Committee uses site visits as a regular part of education for its members by holding each of its meetings at a different generating station (nuclear, fossil or hydro). Each Generation Oversight Committee meeting agenda includes a briefing by local plant management, a tour of the facility, and lunch with plant personnel.
Director Education Seminars	Continuing director education also involves individual Directors' attendance at education seminars and programs sponsored by other organizations. The Company covers the cost for any Director who wishes to attend external programs and seminars on topics relevant to their service as Directors.

Corporate Governance Principles

Our Corporate Governance Principles, together with the articles of incorporation, bylaws, Committee charters, and other policies and practices, provide the framework for the effective governance of Exelon. The Corporate Governance Principles address matters including the Board's responsibilities and role; Board structure, Director selection, evaluation, and other expectations; Board operations; Board Committees; and additional matters such as succession planning, executive stock ownership requirements, and our recoupment policy. The Corporate Governance Principles are reviewed periodically and were last amended in January 2018 to reflect evolving governance trends and to remain contemporary with the needs of the Company and its stakeholders.

Process for Communicating with the Board

Shareholders and other interested persons can communicate with any Director or the independent Directors as a group by writing to them, c/o Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. The Board has instructed the Corporate Secretary to review communications initially and transmit a summary to the Directors and to exclude from transmittal any communications that are commercial advertisements, other forms of solicitation, general shareholder service matters or individual service or billing complaints. Under the Board policy, the Corporate Secretary will forward to the Directors any communication raising substantial issues. All communications are available to the Directors upon request. Shareholders may also report an ethics concern with the Exelon Ethics Hotline by calling 1-800-23-Ethic (1-800-233-8442). You may also report an ethics concern via email to EthicsOffice@ExelonCorp.com.

Directors' Compensation

Compensation of Non-Employee Directors

The Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding its non-employee Director compensation program. The Committee is authorized to engage outside advisors and consultants in connection with its review and analysis of Director compensation and takes various factors into consideration, including responsibilities of Directors generally, Board leadership roles such as the Board Chair and Committee Chairs, and the form and amount of compensation paid to Directors at comparable companies.

The Board targets total Director compensation to be at the median level of compensation paid at the peer group of companies used to benchmark executive compensation. The non-employee Director compensation program comprises two components - cash fees and equity compensation.

Cash Fees

The following table sets forth the cash compensation paid in 2018 to Exelon's non-employee Directors.

Role	Annual Cash Retainer $
Non-Employee Director	$ 125,000
Board Chair	300,000
Chairs of Audit Committee and Finance and Risk Committee	25,000
Chairs of Compensation and Leadership Development Committee, Corporate Governance Committee and Generation Oversight Committee	20,000
Chair of Investment Oversight Committee	15,000
Generation Oversight Committee Member, including the Chair	20,000

Directors may elect to defer any portion of cash compensation into a non-qualified multi-fund deferred compensation plan. Under the plan, each Director has an unfunded account where the dollar balance can be invested in one or more of several mutual funds, including one fund composed entirely of Exelon common stock. Fund balances (including amounts invested in the Exelon common stock fund) are settled in cash and may be distributed in a lump sum or in annual installment payments upon a Director reaching age 65, age 72, or upon departure from the Board. These funds are identical to those that are available to Company employees who participate in the Exelon Employee Savings Plan.

Equity Compensation

A significant portion of Director compensation is paid in the form of equity to align the interests of Directors with the interests of shareholders. In 2018, Exelon's non-employee Directors received deferred stock units valued at $145,000 that are paid quarterly in arrears. Deferred stock units are credited to a notional account maintained on the books of the Company at the end of each calendar quarter based upon the closing price of Exelon common stock on the day the quarterly dividend is paid. Deferred stock units earn dividend equivalents at the same level and time that dividends are paid on shares of Exelon common stock. Dividend equivalents are reinvested in the deferred stock accounts as additional stock units. Deferred stock units are settled in shares of Exelon common stock and may be distributed in a lump sum or in annual installments upon reaching age 65, age 72, or upon a Director's departure from the Board.

Based upon the Corporate Governance Committee's review of peer benchmarking completed in December 2018, the Board approved an increase in the value of directors' deferred stock units to $155,000 per year, effective January 2019 and made no other changes.

Other Benefits Provided

From time to time, Exelon Directors are invited to bring spouses or guests to Exelon or industry related events. When such invitations are extended, Exelon covers the cost of spousal or guest travel, meals, lodging and related activities. The value of spousal or guest related travel is calculated according to IRS regulations and imputed to the Director as additional taxable income. Directors also receive reimbursement to cover the additional taxes owed on such imputed income. However, in most cases there is no direct incremental cost to Exelon of providing transportation and lodging for a Director's spouse or guest when he or she accompanies the Director, and the only additional costs to Exelon are those for meals and activities and to reimburse the Director for the taxes on the imputed income. In 2018, there were no incremental costs to the Company for such benefits and reimbursements paid to cover additional taxes are detailed in footnote 1 to the 2018 Director Compensation table below.

2018 Director Compensation

The following table summarizes the compensation paid for each of our non-employee Directors who served as a member of the Board and its Committees in 2018.

Name	Annual Board & Committee Retainers $	Stock Awards $	All Other Compensation (Note 1) $	Total Compensation $
Anderson	$170,000	$145,000	$3,423	$318,423
Berzin[2]	139,560	145,000	15,000	299,560
Brlas[3]	31,250	36,250	—	67,500
de Balmann	145,000	145,000	17,792	307,792
DeBenedictis	145,000	145,000	15,000	305,000
Gioia[3]	48,599	48,599	—	97,198
Jojo	125,000	145,000	15,000	285,000
Joskow	125,000	145,000	—	270,000
Lawless	145,000	145,000	—	290,000
Mies	165,000	145,000	15,000	325,000
Rogers	140,000	145,000	515,000	800,000
Shattuck	433,352	145,000	15,000	593,352
Steinour[2]	135,440	145,000	15,000	295,440
Young[3]	69,348	69,348	15,861	154,557
Total All Directors	$2,017,549	$1,749,197	$642,076	$4,408,822

[1] Values reflect matching contributions made by Exelon or the Exelon Foundation to qualified not-for-profit organizations and represent charitable contributions made by directors to such organizations under Exelon's matching gift program. For Mr. Rogers, the amount also includes charitable contributions approved by the Corporate Governance Committee and the Board in connection with Mr. Roger's retirement in honor of his long-standing service to Exelon and its shareholders. Exelon's matching gift program provides up to $15,000 per year in matched contributions made by Directors. Amounts reported for Messrs. Anderson, de Balmann, and Young also reflect $3,423, $2,792, and $861, respectively, for the reimbursement of income taxes incurred on approved spousal travel benefits.

[2] Amounts reported for Ms. Berzin and Mr. Steinour each include pro-rated Finance and Risk Committee Chair fees. Ms. Berzin assumed the Finance and Risk Chair role from Mr. Steinour on June 1, 2018.

[3] Prorated retainers were paid to Ms. Brlas and Mr. Young upon their elections to the Board on October 1, 2018, and July 9, 2018, respectively, and to Ms. Gioia, who retired from the Board on May 1, 2018.

Outstanding Equity Awards as of December 31, 2018

As of December 31, 2018, the non-employee Directors held the following amounts of deferred stock units.

Name	Total Deferred Stock Units (Note 1) (#)
Anderson	22,080
Berzin	54,251
Brlas	771
de Balmann	65,235
DeBenedictis	45,792
Gioia	8,782
Jojo	12,602
Joskow	38,616
Lawless	69,597
Mies	35,475
Rogers	61,833
Shattuck	21,781
Steinour	39,010
Young	1,518
Total All Directors	477,343

[1] Total deferred stock units reported include deferred stock units under the Exelon deferred stock unit plan and deferred stock units earned under Unicom Corporation and Constellation Energy Group, Inc. legacy plans for Directors who previously served on the boards of those predecessor companies.

Audit Committee Matters

Proposal 2: Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2019

The Audit Committee and the Board of Directors have determined that retaining PricewaterhouseCoopers LLP (PwC) to be the independent auditor is in the best interests of the Company and its shareholders based on consideration of the factors set forth below.

PwC has served as the Company's independent auditor since the Company's formation in 2000. During this time, PwC has become deeply familiar with the Company's operations and businesses, accounting policies and practices, and internal control over financial reporting. The Committee believes this experience and expertise to be valuable to the Company and its shareholders.

Representatives of PwC will attend the annual meeting to answer questions and will have the opportunity to make a statement.

The Board recommends a vote "FOR" the ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2019.



The Audit Committee considers the independence, qualifications, compensation and performance of the independent auditor on an ongoing basis. In 2018, as part of a continued focus on its governance of its assessment process, management developed a framework to assist the Audit Committee with its assessment of the independent audit firm and to ensure the appropriateness of the firm's fees.

As part of its annual review of the retention of PwC as the Company's independent auditor, the Audit Committee considers both the continued independence of PwC and whether retaining PwC is in the best interests of the Company and its shareholders. Using the framework developed by management, the Audit Committee assessed the following matters:

Quality of the independent audit firm and audit process	• The independent audit firm's role in identifying restatements, material weaknesses and significant deficiencies and the quality of the Audit Committee's ongoing discussions with PwC. • The risk associated with the audit firm, based on their financial stability, compliance with applicable laws and professional standards, and any pending litigation or judgment against the firm. • External information on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on PwC and its peer firms.
Level of service provided by the independent audit firm	• Results of surveys conducted by management with personnel that have high interactions with the independent audit firm to determine the firm's expertise and capability in handling the accounting, internal control, process and system risks and practices present in the Company's utility and energy generation businesses. • The quality, quantity, and geographic location of PwC staff, and PwC's ability to provide responsive service.
Alignment with Exelon's core values	• Whether the independent audit firm's onsite team demonstrates a commitment to diversity that aligns with the Company's core values. • Survey results as it relates to the independent audit firm's performance and commitment to transparency, integrity, and compliance.
Good faith negotiation of fees	• Assessment of the appropriateness of PwC's fees, relative to the Company's financial statement risk, the size and complexity of its business and related internal control environment, and as compared to fees incurred by peer companies. • Periodic review of fees approved as compared with annually approved fees and fee estimates and fees for pre-approved non-audit services provided to the Company to ensure their compatibility with independence.

Based on the results of the annual evaluation, the Audit Committee found PwC to be independent from the Company and its management, and appointed PwC as its independent auditor for 2019. If shareholders fail to ratify the appointment, the Audit Committee will reconsider the appointment, but no assurance can be given that the Audit Committee will change the appointment.

Pre-approval Policies

The Audit Committee has a policy for the pre-approval of audit and non-audit services. Under this policy, the Audit Committee pre-approves all audit and non-audit services to be provided by the independent auditor taking into account the nature, scope, and projected fees of each service as well any potential implications for auditor independence. The policy specifically sets forth services that the independent auditor is prohibited from performing by applicable law or regulation. Further, the Audit Committee may prohibit other services that in its view may compromise, or appear to compromise, the independence and objectivity of the independent auditor. Predictable and recurring audit and permitted non-audit services are considered for pre-approval by the Audit Committee on an annual basis.

For any services not covered by these initial pre-approvals, the Audit Committee has delegated authority to the Audit Committee Chair to pre-approve any audit or permitted non-audit service with fees in amounts less than $500,000. Services with fees exceeding $500,000 require full Committee pre-approval. The Audit Committee receives quarterly reports on the actual services provided by and fees incurred with the independent auditor. No services were provided pursuant to the de minimis exception to the pre-approval requirements contained in the SEC's rules.

Auditor Fees

The table presents fees for professional audit services rendered by PwC for the audit of Exelon's annual financial statements for the years ended December 31, 2018 and 2017, and fees billed for other services rendered by PwC during those periods.

(in thousands)	Year Ended December 31,	
	2018	2017
Audit fees[1]	$27,719	$28,483
Audit related fees[2]	1,442	2,207
Tax fees[3]	1,087	1,205
All other fees[4]	380	379

[1] Audit fees include financial statement audits and reviews under statutory or regulatory requirements and services that generally only the auditor reasonably can provide, including issuance of comfort letters and consents for debt and equity issuances and other attest services required by statute or regulation.

[2] Audit related fees consist of assurance and related services that are traditionally performed by the auditor such as accounting assistance and due diligence in connection with proposed acquisitions or sales, consultations concerning financial accounting and reporting standards and audits of stand-alone financial statements or other assurance services not required by statute or regulation.

[3] Tax fees consist of tax compliance, tax planning and tax advice and consulting services, including assistance and representation in connection with tax audits and appeals, tax advice related to proposed acquisitions or sales, employee benefit plans and requests for rulings or technical advice from taxing authorities.

[4] All other fees primarily reflect accounting research software license costs.

Report of the Audit Committee

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal controls over financial reporting. PricewaterhouseCoopers LLP (PwC), the Company's independent auditor for the year ended December 31, 2018, is responsible for auditing those financial statements and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of the Company's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee has reviewed and discussed with management and PwC the Company's audited financial statements for the year ended December 31, 2018, including the critical accounting policies applied by the Company in the preparation of these financial statements and PwC's evaluation of the Company's internal control over financial reporting. The Audit Committee has also discussed with PwC the matters required to be discussed pursuant to PCAOB standards and had the opportunity to ask PwC questions relating to such matters. PwC has provided to the Audit Committee the written disclosures and PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC the firm's independence.

In reliance on these reviews and discussions and other information considered by the Committee in its judgment, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in Exelon Corporation's Annual Report on Form 10-K for the year ended December 31, 2018, for filing with the SEC.

THE AUDIT COMMITTEE

Anthony K. Anderson, *Chair*   Ann C. Berzin   Laurie Brlas   Paul L. Joskow   Richard W. Mies

Executive Compensation

Proposal 3: Say-on-Pay: Advisory Vote on Executive Compensation

We provide shareholders with a say-on-pay vote every year at the annual meeting of shareholders. While the vote is non-binding, the Board and Compensation and Leadership Development Committee (referred to as the "Compensation Committee" in the Executive Compensation and Compensation Discussion and Analysis sections) take the results of the vote into consideration when evaluating the executive compensation program. Accordingly, you may vote to approve or not approve the following advisory resolution on the compensation of the named executive officers at the 2019 annual meeting:

> RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2019 Annual Meeting of Shareholders pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, the 2019 Summary Compensation Table and the other related tables and disclosure.

The Board of Directors recommends a vote FOR this proposal for the following reasons:

- Most compensation is based on performance driven by rigorous goals that are tied to achieving financial and operational results that align the interests of executives with those of the Company's shareholders.
- Exelon had strong financial performance in 2018, achieving total shareholder return (TSR) of **18.33%**, adding to the positive TSR results of 2016 and 2017, leading to a three-year TSR from 2016-2018 of **80.80%**.
- The compensation framework provides market-aligned pay opportunities that foster the attraction, motivation, engagement, and retention of key talent, to drive outstanding Company performance and long-term shareholder value.
- We continued to engage with shareholders over the course of the year, building on prior dialogues to deepen our understanding of investor sentiments about our compensation program. The input received was positive and continued to support the program's design and components. Many investors commented favorably on the demonstrated linkage between pay and performance and the alignment of our incentive compensation goals with the Company's overall business strategies.

The Board recommends a vote "FOR" the approval of the compensation paid to the Company's named executives, as disclosed in this proxy statement.

Compensation Discussion & Analysis



"Our Committee strives to design and implement an executive compensation framework that motivates and rewards Exelon executives to achieve superior performance for the benefit of our shareholders and other key stakeholders."

Yves de Balmann
Chair, Compensation and Leadership Development Committee

This Compensation Discussion and Analysis (CD&A) discusses Exelon's 2018 executive compensation program. The program covers compensation for our named executive officers (NEOs) listed below:

Exelon's Named Executive Officers

CHRISTOPHER CRANE	JOSEPH NIGRO	JONATHAN THAYER *	ANNE PRAMAGGIORE	WILLIAM VON HOENE, JR.	KENNETH CORNEW
President and Chief Executive Officer	Senior EVP and Chief Financial Officer, as of May 8, 2018	Senior EVP and Chief Transformation Officer	Senior EVP, CEO Exelon Utilities	Senior EVP and Chief Strategy Officer	Senior EVP and Chief Commercial Officer, President and CEO Exelon Generation

*   Chief Financial Officer through May 8, 2018

2018 Leadership Changes

In May 2018, Exelon announced several leadership changes to further strengthen and position the Company for future growth. As a result, this year's proxy includes six NEOs that include two new NEOs, and a new role for an existing NEO.

- Joseph Nigro, former CEO of Exelon's Constellation business, was promoted to the role of Exelon's Chief Financial Officer.
- Jonathan Thayer, former Chief Financial Officer, transitioned to the role of Chief Transformation Officer in May 2018 until his departure from Exelon in January 2019 to pursue another opportunity.
- Anne Pramaggiore, former ComEd President and CEO, was promoted to the role of CEO of Exelon Utilities, succeeding Denis O'Brien.

Business and Strategy Overview, Value Proposition and Performance Highlights

Exelon is composed of two primary businesses – regulated utilities and electric generation.

1

Regulated Utilities

We have regulated operations that consist of six utility subsidiaries, serving approximately 10 million electricity and natural gas customers, more than any other company in the industry. Our operational performance is generally top quartile or better across numerous metrics such as the frequency and duration of outages. We have significantly improved the operational performance of PHI since the 2016 acquisition consistent with our long-term strategy to increase investment in regulated assets for the benefit of our customers.

2

Electric Generation

We also operate a competitive generation business that comprises one of the largest and cleanest electric generation businesses in the country and the largest competitive retail supply business serving wholesale, commercial, and industrial customers. We are the largest producer of emissions-free energy in the U.S. and are a best-in-class operator in terms of outage days and operating costs for our nuclear fleet.

Exelon's Value Proposition and Overview of 2018 Key Achievements on Objectives

The value proposition articulated below provides more granular insights into our long-term strategic goals and the path to achieving these goals. Our continued focus on the following five key strategic initiatives is expected to drive strong operational and financial performance. The table below demonstrates the strong link between Exelon's value proposition and the compensation components or metrics used in our executive compensation program.

STRONG FINANCIAL AND OPERATIONAL PERFORMANCE

Strategic Business Objective	Compensation Component or Metric	2018 Results
1. Regulated utility growth with utility EPS rising 6-8% and rate base growth of 7.4% annually through 2021	**Adjusted (non-GAAP) Operating EPS*** Performance measure for annual incentive **Utility Net Income** Performance share award measure	• Operating EPS of $3.12 exceeded the mid-point of 2018 guidance and our targets with utilities contributing $1.93 • Completed eight distribution rate cases with regulatory authorities, reaching six constructive settlements
2. Strong free cash generation and maintaining a strong balance sheet to support utility growth while also reducing debt by $3 billion over the next 4 years	**Exelon FFO/Debt*** Performance share award measure	• Investment in advanced technology and infrastructure continued to drive improved customer satisfaction across our utilities, and allowed ComEd to complete its $920 million smart meter installation program three years ahead of its original schedule and more than $20 million under budget
3. Invest in utilities where we can earn an appropriate return	**Utility Earned Return on Equity*** Performance share award measure	
4. Superior operational performance to support achievement of financial objectives	**Operational Metrics** Outage duration, outage frequency, nuclear fleetwide capacity factor and dispatch match are performance measures for the annual incentive	• All Exelon Utilities generally achieved top quartile reliability performance in outage frequency and outage duration
5. Create sustainable value for shareholders by executing business strategy	**Relative TSR** Modifier for performance share award	• Achieved significant judicial success in defending ZEC programs in New York and Illinois • Announced additional annual cost savings of $200 million gross, and $150 million net, reflecting ongoing initiatives leveraging process efficiency and technology; full run-rate savings scheduled to be achieved in 2021 • Together with previously announced cost savings, Exelon has identified total savings of over $900 million since 2015.

* See Definitions of Non-GAAP measures in Appendix at page 69.

Executive Compensation Program Highlights



What We Do

- ✓ Pay for performance – 90% of CEO pay and an average of 81% of NEO pay is at risk

- ✓ Require Directors and executive officers to maintain significant stock ownership – 6X base salary for CEO and 3X for other NEOs

- ✓ Mitigate undue risk in compensation programs (e.g., incentive awards are capped) and conduct an annual risk assessment of the compensation programs

- ✓ Require double-trigger for change-in-control benefits – change-in-control plus termination

- ✓ Retain an independent compensation consultant to advise the Compensation Committee

- ✓ Evaluate management succession and leadership development efforts annually

- ✓ Provide limited perquisites based on sound business rationale

- ✓ Seek shareholder feedback on executive compensation programs, engaged with holders of approximately 40% of our shares in 2018

- ✓ Prohibit hedging transactions, short sales, derivative transactions or pledging of Company stock

- ✓ Require executive officers to trade through 10b5-1 trading plans and obtain pre-approval before trading Exelon stock

- ✓ Annually assess our programs against peer companies and best practices

- ✓ Set appropriate levels of "stretch" in incentive targets, based on industry performance and/or Exelon's business plan

- ✓ Provide for discretionary clawbacks of incentive compensation paid or payable to current and former executives under certain circumstances

- ✓ Conduct annual review by an independent third party of pay equity to maintain no systemic pay disparity



What We Don't Do

- ✗ No guaranteed minimum payout of AIP or LTIP programs

- ✗ No employment agreements

- ✗ No excise tax gross-ups for change-in-control agreements

- ✗ No dividend-equivalents on PShares

- ✗ No inclusion of the value of LTIP awards in pension or severance calculations

- ✗ No additional credited service under supplemental pension plans since 2004

- ✗ No option re-pricing or buyouts

2018 CEO Pay

Strong CEO Pay for Performance Closely Aligned to Total Shareholder Return (TSR)

- Chart depicts Exelon's annual stock price for the last three years and CEO total compensation as it appears in the Summary Compensation Table.
- Over the last three years, CEO pay increased at an annualized rate of 0.8%, from $15.0 million to $15.6 million, while Exelon's stock price increased from $27.77 to $45.10, resulting in an annualized rate of increase for TSR of 21.82%.

EXELON STOCK PRICE AND CEO PAY



Continued TSR Outperformance Compared to UTY in 2018



ONE- AND THREE-YEAR TSR GROWTH

- Building on Exelon's 2017 TSR of 15.11%, we continued to deliver strong TSR performance of 18.33% in 2018, outperforming the PHLX Utility Sector Index (UTY) by 14.81 percentage points.
- For the three-year period beginning in 2016, Exelon outperformed the UTY index by 43.70 percentage points.

CEO

The Compensation Committee and Board approved the following compensation for the CEO:



Pay At Risk 90.4%

| LTIP 77.0% | AIP 13.4% | Base Salary 9.6% |

2016-2018 PShare Payout

Three-year performance was above target at 169.82%.

2018 AIP Award

2018 target was increased to 140% of salary. Payout was above target at 120.26%.

2018 Base Salary

No increase in salary made in 2018.

> 77% of the CEO's total target direct compensation for 2018 was in the form of long-term incentives, which is nearly five percentage points higher than the average used by our peer group for CEO compensation.

2018 NEO Pay

NEOs

The majority of target compensation paid to our NEOs is tied to the achievement of short- and long-term financial and operational goals. A significant portion is paid in the form of equity with all components except for salary being "at-risk."



Pay At Risk 80.5%

| LTIP 61.6% | AIP 18.9% | Base Salary 19.5% |

Exelon's Executive Compensation Program Philosophy and Objectives

The goal of our executive compensation program is to retain and reward leaders who create long-term value for our shareholders by delivering on objectives that support the Company's long-term strategic plan, as shown below.

The design of our executive compensation program is based on aligning the incentives of our high-quality leaders, who effectively manage a company of Exelon's size and complexity, with the interests of our shareholders. This is accomplished by using metrics and goals that are directly linked to the Company's strategy and performance.

We believe that the consistent execution of our strategy over multi-year periods drives long-term shareholder value creation. Moreover, our program is structured to motivate measured, but sustainable and appropriate, risk-taking.

Objectives		
Manage for the Long-term The Board manages for the long-term and makes pay decisions that are in the best long-term interests of the Company and shareholders.	**Alignment with Shareholders** Compensation is directly linked to performance and is aligned with shareholders by having approximately 80% of NEO pay at risk in both short- and long-term incentives.	**Extensive Shareholder Engagement** We engage directly with shareholders and take responsive actions to improve our compensation programs based on year-round feedback.
Market Competitive Our NEOs' pay levels are set by taking into consideration multiple factors including peer group market data, internal equity comparisons, experience, succession planning, performance and retention.	**Stock Ownership Guidelines** Executives are required to meet and maintain significant stock ownership requirements. Since 2016, our CEO's requirement is 6X base salary, while other NEOs are 3X base salary. See page 43 for current ownership details.	**Balance** The portion of NEO pay at risk rewards the appropriate balance of short- and long-term financial and strategic business results.

AIP Goal Rigor and Process Used to Set Goals

The 2018 EPS "Target" goal was set at $3.07, which was 47 cents above actual results for 2017, and 2 cents above the midpoint of our publicly disclosed 2018 earnings guidance range set at the beginning of the year. Operational "Target" metrics for 2018 were set at challenging levels that corresponded to top quartile performance compared to industry standards.

Building on the 2018 goal rigor, the Compensation Committee set an adjusted (non-GAAP) operating EPS* AIP target for 2019 at a level higher than the Company's actual performance in 2018, which is generally aligned with the midpoint of our publicly disclosed 2019 financial guidance. For the 2019 operational goals, "Distinguished" targets were set at levels that outperform the historical achievement of Company metrics for three of the four operational metrics:

- Best-ever for Dispatch Match
- Best-ever for Nuclear Fleetwide Capacity Factor
- Best-ever for outage frequency results (best-in-class)
- First decile of industry standards for outage duration goals

Exelon's goal-setting process employs a multi-layer approach and analysis that incorporates a blend of objective and subjective business considerations and other analytical methods to ensure that the goals are sufficiently rigorous. Such considerations include:

- **Recent History** - Goals generally reflect a logical progression of results from the recent past
- **Relative Performance** - Performance is evaluated against a relevant group of the Company's peers
- **Strategic Aspirations** - Near- and intermediate-term goals follow a trend line consistent with long-term aspirations
- **Shareholder Expectations** - Goals are aligned with externally communicated financial guidance and shareholder expectations
- **Sustainable Sharing** - Earned awards reflect a balanced degree of shared benefits between shareholders and participants

---

*   See Definitions of Non-GAAP measures in Appendix at page 69.

Goal-setting process is competitive and well-defined	• The Compensation Committee annually reviews components, targets and payouts to ensure that they are challenging, contain appropriate stretch, and are designed to mitigate excessive risk • The Committee considers short- and long-term financial and operational results relative to our internal goals • Goals for the AIP, including adjusted (non-GAAP) operating EPS, are set in January around the same time that Exelon provides full-year guidance for EPS and other key financial metrics

Target levels are challenging to achieve and drive long-term growth and success	• EPS metric is aligned generally with external financial guidance
	  • Target goals are generally set near the mid-point of Exelon's full-year EPS guidance
	  • Distinguished goals are set above the upper end of Exelon's full-year EPS guidance
	• Operational metrics are set at challenging levels (i.e., target typically corresponds to top quartile performance) compared to industry standards
	• Return and cash flow metrics are set based on internal business plan

Compensation Decisions - Roles of Board, Compensation Committee, CEO and Independent Compensation Consultant

• CEO compensation decisions are made by the independent members of the Board, based on recommendation of the Compensation Committee.
• Other NEO compensation decisions are made by the Compensation Committee, based on several factors including input from the CEO and an independent compensation consultant retained to provide services described below.

Setting Target Total Direct Compensation (TDC) for the CEO…

One of the Compensation Committee's most important responsibilities is to recommend the CEO's target total direct compensation to the independent Directors of the Board. The Compensation Committee fulfills this responsibility by analyzing peer group compensation and performance data with its independent compensation consultant. The Committee also reviews the various elements of the CEO's compensation in the context of the target TDC which includes base salary, annual and long-term incentive target opportunities.

…and for Our NEOs

The Compensation Committee also approves target TDC for our other NEOs. In doing so, the Compensation Committee considers input from the CEO and analyzes a variety of data to gauge market competitiveness, including peer group compensation and performance data with its independent compensation consultant. TDC can vary by named executive officer based on competencies and skills, scope of responsibilities, the executive's experience and performance, retention, succession planning and the organizational structure of the businesses (e.g., internal alignment and reporting relationships).

Role of the Compensation Consultant

The Compensation Committee retains the services of Meridian Compensation Partners, LLC (Meridian), an independent compensation consultant to support its duties and responsibilities. Meridian provides advice and counsel on executive and director compensation matters and provides information and advice regarding market trends, competitive compensation programs, and strategies including as described below.

✔ Market data for each senior executive position, including evaluating Exelon's compensation strategy and reviewing and confirming the peer group used to prepare the market data

✔ An independent assessment of management recommendations for changes in the compensation structure

✔ Assisting management to ensure the Company's executive compensation programs are designed and administered consistent with the Compensation Committee's requirements

✔ Ad hoc support on executive compensation matters and related governance trends

The Compensation Committee annually reviews the independence of Meridian, and approves its fees and other retention terms. In 2018, Meridian provided no other services for Exelon or its affiliates. Fees paid to Meridian were less than 1% of its gross annual revenues.

Peer Groups Used for Benchmarking Executive Compensation

We use a blended peer group for assessing our executive compensation program that consists of two sub-groups: energy services peers and general industry peers. We use a blended peer group because (1) there are not enough energy services peers with size, scale and complexity comparable to Exelon to create a robust energy services-only peer group, and (2) Exelon's market for attracting talent includes general industry peers, with recent key executives hired from companies such as Johnson & Johnson and Proctor & Gamble. When selecting general industry peers, we look for capital asset-intensive companies with size, scale and complexity similar to Exelon, and we also consider the extent to which they may be subject to the effects of volatile commodity prices similar to Exelon's sensitivity to commodity price volatility. Exelon evaluates its peer group on an annual basis in July and adjusts for changes with our energy and general industry peers when needed. For 2019, Exelon will take into account the bankruptcy filing of PG&E and the expected spin-off of DowDuPont.

Exelon's revenues are at the 80th percentile of the following blended peer group comprising 20 companies.

 **Energy Services**

Beginning in 2017, we included the following 11 energy services companies in our peer group even though seven of these companies had 2017 revenues that were less than half of Exelon's revenues:

American Electric Power Company, Inc.	Dominion Energy, Inc.	Duke Energy Corporation
Edison International	Entergy Corporation	FirstEnergy Corporation
NextEra Energy, Inc.	PG&E Corporation	Public Service Enterprise Group Inc.
Sempra Energy	The Southern Company	

 **General Industry**

There have been no changes since 2017 to the general industry peers in our peer group:

3M Company	Deere & Company	DowDuPont
General Dynamics Corporation	Honeywell International Inc.	International Paper Company
Marathon Petroleum Company	Northrop Grumman Corporation	Valero Energy Corporation



EXELON VS. PEER GROUP

80th Percentile

62nd Percentile

Revenues*   Market Capitalization*

*   Based on the four fiscal quarters prior to and publicly available as of June 30, 2018

Because there is a correlation between the size of an organization and its compensation levels, market data is statistically adjusted using a regression analysis. This commonly applied technique allows for a more precise estimate of the market value of Exelon given the size/scope of responsibility for Exelon's executive roles. Each element of NEO compensation is then compared to these size-adjusted medians of the peer group.

2018 Say-on-Pay Vote Outcome and Shareholder Engagement

The Compensation Committee regularly reviews executive compensation, taking into consideration input received through Exelon's regular and ongoing practice to engage with its investors. Feedback is typically solicited throughout the year in connection with the annual meeting of shareholders and the Compensation Committee's review of the executive compensation program.

During 2018, Exelon contacted the holders of nearly 40% of our outstanding shares. Portfolio managers and governance professionals that accepted our offer to engage included a significant cross-section of our shareholder base, representing approximately one-third of Exelon's outstanding shares. The Chair of Exelon's Compensation Committee participated in many of the discussions held with shareholders in 2018, and feedback received was shared with the Compensation Committee, the Corporate Governance Committee, and the Board.

No substantive changes to our executive compensation program were requested through our engagement discussions. Feedback indicated that investors remain supportive of Exelon's executive compensation program and design as demonstrated by our 2018 say-on-pay vote result of 93%.

Compensation Decisions and Rationale
2018 Compensation Program Structure

In keeping with Exelon's executive compensation philosophy to motivate and reward leaders that create long-term value for our shareholders, the Compensation Committee designed Exelon's 2018 compensation program, which is summarized below. Primary compensation elements include fixed and variable components:

Pay Element	Form	Performance	Purpose
Salary	Cash	Merit Based	• Provides portion of income stability at competitive, market-based levels
Annual Incentive Plan	Cash	• 1 Year • Adjusted (non-GAAP) Operating EPS* **(70%)** Operational Goals **(30%)** *Outage Duration, Outage Frequency, Nuclear Fleetwide Capacity Factor, Dispatch Match* • TSR Cap if negative 1-year absolute TSR	• Motivates executives to achieve key annual financial and operational objectives using adjusted (non-GAAP) operating EPS and operational goals that reflect commitment to become leading diversified energy provider • Aligns with shareholder interests by capping payouts for any annual period with negative TSR results
Long-Term Incentive Plan	Performance Shares **(67%** of LTIP)	Cumulative Performance — 2018-2020 Scorecard: • Utility Earned ROE* **(33.3%)** • Utility Net Income **(33.3%)** • Exelon FFO/Debt* **(33.4%)**; 2018-2020 Modifier: • Relative TSR Modifier (3-year period) • TSR Cap if negative 1-year absolute TSR	• Drives executive focus on long-term goals supporting utility growth, financial results, and capital stewardship to drive behavior and align with shareholder interests • Includes relative comparison of TSR to market index and cap if absolute TSR is negative over the last 12 months of the performance cycle to further align with shareholder interests • Shareholder friendly feature which provides a double-layer of shareholder protection over both a 1- and 3-year basis
	Restricted Stock **(33%** of LTIP)	Vest One-Third Per Year Over 3 Years	• Provides executive with market competitive time-based restricted stock, diversifying the LTI portfolio

* See Definitions of Non-GAAP measures in Appendix at page 69.

2018 Target Compensation for Named Executive Officers

The table below lists the target value of the compensation elements for each NEO as of December 31, 2018. An explanation of the promotion-related adjustments provided to Mr. Nigro and Ms. Pramaggiore is disclosed below this table.

Name	Cash Compensation			Long-Term Incentives			Target Total Direct Compensation
	Base	AIP Target	Target Total Cash	RSUs 33%	PShares 67%	Target Total LTIP	
Crane	$1,261,000	140%	$3,026,400	$3,332,901	$6,766,799	$10,099,700	$13,126,100
Nigro	775,000	95%	1,511,250	788,287	1,600,463	2,388,750	3,900,000
Thayer	828,098	95%	1,614,791	891,526	1,810,069	2,701,595	4,316,386
Pramaggiore	775,000	95%	1,511,250	788,287	1,600,463	2,388,750	3,900,000
Von Hoene, Jr.	908,765	100%	1,817,530	963,864	1,956,936	2,920,800	4,738,330
Cornew	905,690	100%	1,811,380	963,204	1,955,596	2,918,800	4,730,180

Promotion-Based Compensation Adjustments

Mr. Nigro and Ms. Pramaggiore each received adjustments to their compensation components including base salary and annual and long-term incentive target awards based on market data for their new positions.

- Base salaries were adjusted to $775,000, representing an increase of 12% for Mr. Nigro and 18% for Ms. Pramaggiore.
- Annual incentive targets were increased to 95% of base salary, from 85% for Mr. Nigro, and 70% for Ms. Pramaggiore.
- Long-term incentive targets were increased to a value of $2,388,750, from $1,786,130 for Mr. Nigro, and $973,640 for Ms. Pramaggiore, with 33% of the total value awarded in the form of RSUs and 67% in the form of performance shares.
  - Incremental RSUs were granted to align to a target value of $788,287 for each of Mr. Nigro and Ms. Pramaggiore on May 8, 2018, and June 1, 2018, respectively.
  - The target value for the 2018-2020 cycle of the performance share awards was set at $1,600,463.

Performance share cycles: Consistent with 2018 promotion-based award methodology, Mr. Nigro and Ms. Pramaggiore also received incremental awards to bring their target values to $1,600,463 for the two outstanding performance share cycles of 2016-2018 and 2017-2019.

Beginning in 2019, executives who are promoted during the first six months of the year will receive an adjustment to only that year's current performance share award to reflect the increased scope and responsibilities for the new role.

The accounting impacts of the promotion-related awards are reflected in the Summary Compensation table on page 46, as well as the Grants of Plan-Based Awards table on page 49.

2018 Retention RSU award: Mr. Nigro also received a retention-related award granted in January 2018 with a grant date fair market value at $1,533,200.

Cash Compensation

The Compensation Committee sets base salaries for each NEO, which salaries may be adjusted following an annual market assessment of peer group compensation. When evaluating whether a NEO's base salary should be adjusted, the Compensation Committee considers a number of factors, including the outcome of the annual merit review, the results of the annual market assessment of NEO compensation, job promotion, individual performance, scope of responsibility, leadership skills and values, current compensation, internal equity, and legacy matters.

In January 2018 as part of its annual merit review, the Compensation Committee approved a 2.5% increase in base salary, in line with prior years, for each NEO in his/her role as of that date, effective March 1, 2018.

Annual Incentive Program

How 2018 Annual Incentive Program (AIP) Awards Are Determined

The Compensation Committee used the following process to determine 2018 AIP awards for each NEO:



Step 1

Set AIP Target

- Expressed as percentage of base salary, as of 12/31/18
- CEO annual incentive target of 140%
- Other NEO annual incentive targets range from 95% to 100%

Step 2

Determine Performance Factor

- Based on 70% adjusted (non-GAAP) operating EPS and 30% operational metrics

Step 3

Determine Negative TSR Cap

- If Exelon's absolute TSR for the year is negative, AIP payout will be capped at target (100%)

Step 4

Apply Final Multiplier

- Multiply the target award by the lesser of (i) the performance factor or (ii) the negative TSR cap if applicable
- Award can range from 0% to 200% of target (target of 100%)

2018 AIP Performance. The following table details the 2018 threshold, target, and distinguished or maximum performance goals, and the results achieved. The Compensation Committee selected the performance metrics below as they align with the long-term business strategy.

Goals	Threshold	Target	Distinguished	Weighting	Weighted Payout as a % of Target
Financial					
Adjusted (non-GAAP) Operating Earnings Per Share (EPS) — Actual: $3.12	$2.84	$3.07	$3.43	70.0%	79.72%
Operational					
Outage Duration (CAIDI) Calculated as the total number of customer interruption minutes divided by the total number of customers served — Actual: 86	96	87	80	7.5%	8.57%
Outage Frequency (SAIFI) Calculated as the total number of customer interruptions divided by the total number of customers served — Actual: 0.72	0.87	0.73	0.62	7.5%	8.18%
Nuclear Fleetwide Capacity Factor* The weighted average of the capacity factor of all Exelon nuclear units, calculated as the sum of net generation in megawatt hours divided by the sum of the hourly annual mean net megawatt rating, multiplied by the number of hours in a period — Actual: 94.467%	91.396%	93.396%	94.700%	7.5%	13.66%
Dispatch Match Measures the responsiveness of a fossil generating unit to the market — Actual: 98.1%	94.8%	97.4%	99.4%	7.5%	10.13%
				Formulaic Performance Calculation	120.26%

* In 2017, we introduced a capping feature on Nuclear Fleetwide Capacity Factor metric to adjust for lower spot pricing for energy, and to ensure that this metric was self-funding. For every incremental dollar the Company makes after achieving target performance, participants receive half.

AIP Performance Considerations. Payouts for 2018 AIP awards were calculated to be 120.26% of target, based on the following performance outcomes:

- Achieved outstanding operational performance on the four metrics, including best-in-class performance for Nuclear Fleetwide Capacity Factor and best-ever SAIFI performance
- Delivered solid financial performance on our adjusted (non-GAAP) operating EPS, at $3.12
- The TSR cap was not invoked based on a positive 18.33% TSR for 2018 that significantly outperformed the UTY

The following table shows actual payout amounts awarded to Exelon's NEOs:

NEO	AIP Target	Formulaic Performance Factor	Actual Award
Crane	$1,765,400	120.26%	$2,123,070
Nigro	736,250	120.26%	885,414
Thayer	786,693	120.26%	946,077
Pramaggiore	736,250	120.26%	885,414
Von Hoene, Jr.	908,765	120.26%	1,092,880
Cornew	905,690	120.26%	1,089,182

Other Compensation

As discussed on page 30 under 2018 Leadership Changes, Mr. Thayer assumed the role of Chief Transformation Officer in May 2018 before he left the Company in January 2019 to pursue another opportunity. In this role, Mr. Thayer was focused on leading the critical work of optimizing Exelon's costs, efficiencies and effectiveness in overall operations. These efforts resulted in a total cost savings of more than $900 million achieved since 2015, as reported by the Company in the third quarter of 2018. In November 2018, Exelon announced its commitment to drive another $200 million of gross annual cost savings by 2021. Mr. Thayer led the effort that identified these additional future cost savings in a manner that the Compensation Committee determined had exceeded the expectations and responsibilities of his position and that such accomplishments were not reflected in his AIP award for 2018. The Committee therefore awarded Mr. Thayer a $275,000 bonus in recognition of his leadership to transform Exelon's businesses and the results achieved. See Bonus column of the Summary Compensation Table on page 46.

2018 Long-Term Incentive Program (LTIP)

The Compensation Committee grants equity incentive awards annually at its meeting in January. On January 29, 2018, the Committee approved awards of RSUs and performance shares shown in detail in the Grants of Plan-Based Awards table on page 49. As discussed on page 36 each element of total direct compensation, including the annual equity incentive awards, is determined for each NEO based on market data, and the executive's competencies and skills, scope of responsibilities, experience and performance, retention, succession planning and the organizational structure of the businesses. When the total target equity incentive award is determined, the value is split between RSUs (33%) and performance shares (67%).

Restricted Stock Units (33% of total award). RSUs granted to NEOs vest ratably over three years. Dividend equivalents with respect to RSUs are reinvested as additional RSUs and are subject to the same vesting conditions as the underlying RSUs.

Performance Shares (67% of total award). A target number of PShares was granted in January 2018 to each NEO, the earning of which is contingent on performance for the three-year period ending on December 31, 2020. The following equally-weighted performance measures underlying these awards include Utility Net Income, Utility Earned ROE, and Exelon FFO/Debt, which are the same performance metrics underlying the 2016-2018 and 2017-2019 performance cycles. The 2016-2018 performance cycle was the last cycle that reflected a transition to the use of one three-year performance cycle that began in 2016. In addition to the financial measures shown below, any awards earned are then subject to a total shareholder return modifier that factors in the relative performance of Exelon compared to the performance of the UTY index. See page 42 for the rationale behind the selection of the performance goals used for PShares.



	2016	2017	2018	2019	2020
2016-2018	Earned ROE at Exelon (50%)	Utility Net Income (33.3%)			
		Utility Earned ROE (33.3%)			
	FFO/Debt at ExGen (50%)	Exelon FFO/Debt (33.4%)			
2017-2019 and future		Utility Net Income (33.3%)			
		Utility Earned ROE (33.3%)			
		Exelon FFO/Debt (33.4%)			

|---------------- Straight performance, no average ----------------|

How Performance Share (PShare) Awards Are Determined

The Compensation Committee used the following process to determine PShare targets and awards:

Step 1

Establish PShare Target

Target set in January of the first year of the performance cycle

Step 2

Determine Performance Multiplier

Based on performance achieved over the cycle

Performance can range from 0% to 150% of target (target of 100%)

Step 3

Determine TSR Modifier

Subtract the performance of the UTY from Exelon's absolute TSR performance over the three-year performance period (e.g., 2018-2020)

Step 4

Calculate Final Multiplier

Multiply the performance multiplier by (1 + the TSR modifier)

If Exelon's absolute TSR for the final 12 months of the measurement period is negative, PShare payout will be capped at target

Step 5

Apply Final Multiplier

Apply the final multiplier to determine the number of shares issued

Award can range from 0% to 200% of target (target of 100%) after application of the TSR modifier

Payout Determinations for the 2016-2018 PShare Cycle

The Compensation Committee approved a payout of 169.82%, based on the weighted average performance of the one-year scorecard measuring 2016 performance and the two-year scorecard for 2017-2018 and the application of a positive TSR modifier of 43.70% based on 2016-2018 TSR performance.

Year	Scorecard Performance	Weighted Average Performance	TSR Modifier	Overall Award Payout
2016	125.00%	118.18%	43.70%	169.82%
2017-2018	114.77%			

The following table shows how the payout formula was calculated and actual PShare amounts awarded.

NEO	Target Shares		Performance Factor		Actual Award
Crane	249,146	x	169.82%	=	423,100
Nigro	50,502	x	169.82%	=	85,762
Thayer	66,631	x	169.82%	=	113,153
Pramaggiore	37,578	x	169.82%	=	63,815
Von Hoene, Jr.	68,564	x	169.82%	=	116,435
Cornew	71,984	x	169.82%	=	122,243

Pursuant to the terms of the long-term incentive program, all NEOs that have achieved 200% or more of their stock ownership targets (as described on page 43) receive PShare award payouts in cash. All NEOs except for Mr. Thayer achieved 200% of their stock ownership target. Other PShare participants who have not achieved 200% of their stock ownership targets receive PShare award payouts settled 50% in shares of Exelon common stock and 50% in cash.

Long-Term Incentive Program Goal-Setting Process

The Compensation Committee strives to set challenging financial performance targets that drive and motivate executives to achieve long-term success, shareholder value, and to help ensure key talent is retained. For the LTIP program, the Compensation Committee selects metrics that are directly tied to the Company's financial strategies and are proven measures of long-term value creation. Financial targets are based on our internal business plans and external market factors.

Goal-Setting for 2019-2021 Performance Share Award Cycle

To ensure adequate rigor for the financial targets applicable to the 2019-2021 PShare performance cycle, we conducted statistical simulations to understand the level of difficulty of our payout range. We conducted a sensitivity analysis of reasonable value ranges for several internal and external variables that are significant drivers of performance, and we also examined historical levels of deviation of Company performance compared to plan.

PShare Goal Setting

The three-performance metrics underlying the 2019-2021 PShare awards include the following:

Utility Earned ROE (33.3%)	Utility Net Income (33.3%)	Exelon FFO/Debt (33.4%)
Average utility ROE weighted by year-end rate base	Aggregate utility adjusted (non-GAAP) operating earnings, including Corporate	Funds from operations to total debt ratio

The Utility Earned Return on Equity (ROE) and Utility Net Income use interpolation between threshold, target, and distinguished levels of performance whereas the Funds From Operations (FFO)/Debt metric uses a "stair-step" approach with no interpolation between the performance levels. Performance will be evaluated at the end of 2021 after the completion of the three-year performance period. This design aspect was implemented as part of the Company's transition to the use of three-year performance periods.

PShare targets were set based on external commitments and/or probabilistic modeling. The performance scale range for the Utility ROE and Utility Net Income metrics was based on the following probability levels of achievement: 95% for threshold and 5% for distinguished and the target is aligned with projected performance. The target for the Exelon FFO/Debt metric is aligned with the expectations of credit rating agencies.

To safeguard the confidentiality of our long-term outlook on projected performance outcomes in light of changes in our industry and with our peer companies, as well as the overall utility and power generation markets, we do not disclose actual targets applied to the performance share unit cycles until the cycles have been completed. This maintains the propriety of our policy to only issue annual performance guidance externally.

Governance Features of Our Executive Compensation Programs

Stock Ownership and Trading Requirements

To strengthen the alignment of executive interests with those of shareholders, VPs and above of the Company are required to own certain multiples of base salary of Exelon common stock by the later of five years following (1) an adjustment made to the guidelines (last made in 2012) or (2) his or her hire date or promotion to a new position. As of the annual measurement date of September 30, 2018, all NEOs except for Mr. Thayer had exceeded 200% of their stock ownership guidelines, as shown in the following chart.


Crane
Actual Ownership 20x
Required Minimum Ownership 6x
Nigro
Actual Ownership 9x
Required Minimum Ownership 3x
Thayer
Actual Ownership 3x
Required Minimum Ownership 3x
Pramaggiore
Actual Ownership 6x
Required Minimum Ownership 3x
Von Hoene, Jr.
Actual Ownership 10x
Required Minimum Ownership 3x
Cornew
Actual Ownership 6x
Required Minimum Ownership 3x

The following types of ownership count towards meeting the stock ownership guidelines: restricted shares and restricted stock units, shares held in the Exelon Deferral Plan, dividend reinvestment plan, 401(k) Employee Savings Plan, and common shares beneficially owned directly or indirectly. For additional details about NEO stock ownership, please see the Beneficial Ownership Table on page 62.

Exelon requires executive vice presidents and above who wish to sell Exelon common stock to do so only through the adoption of a stock trading plan meeting the requirements of SEC Rule 10b5-1(c). This requirement is designed to enable officers to diversify a portion of their holdings in excess of the applicable stock ownership requirements in an orderly manner as part of their personal financial plans. The use of Rule 10b5-1 stock trading plans serves to reduce the risks that such transactions will be viewed negatively or as commentary with respect to the future value of Exelon's stock. In addition, the use of Rule 10b5-1 stock trading plans are believed to reduce the potential for accusations of trading on the basis of material, non-public information, which could damage the reputation of the Company. Exelon's Insider Trading Policy does not permit short sales, derivative transactions involving Exelon stock, hedging or pledging.

Recoupment (Clawback) Policy

The Board of Directors revised its recoupment policy in 2018 to broaden the discretionary ability to clawback incentive compensation when deemed appropriate. Under the policy, the Board has sole discretion to recoup incentive compensation if it determines that:

- the incentive compensation was based on the achievement of financial or other results that were subsequently restated or corrected;
- the incentive plan participant engaged in fraud or intentional misconduct that caused or contributed to the need for restatement or correction;
- a lower incentive plan award would have been made to the participant based on the restated or corrected results; and
- recoupment is not precluded by applicable law or employment agreements.

The Board or Compensation Committee may also seek to recoup incentive compensation paid or payable to current or former incentive plan participants if, in its sole discretion, the Board or Compensation Committee determine that:

- the current or former incentive plan participant breached a restrictive covenant or engaged or participated in misconduct or intentional or reckless acts or omissions or serious neglect of responsibilities that caused or contributed to a significant financial loss or serious reputational harm to Exelon or its subsidiaries regardless of whether a financial statement restatement or correction of incentive plan results was required; and
- recoupment is not precluded by applicable law or employment agreements.

In addition, the terms of the annual incentive plan provide that the Compensation Committee and management may curtail awards if there is a "significant event," which is defined as a single, high-profile event caused by a failure of Exelon that is determined to have been directly or indirectly caused by a human error or poor management attention. Significant events may include a single high-profile outage or another event that may result in negative customer and media impact or a significant adverse governmental or regulatory action.

The Compensation Committee may also apply negative discretion to unvested equity incentive awards if a significant event or other occurrence is determined to have a similar impact on the Company. Similarly, the terms of the long-term incentive plan provide that the Compensation Committee may amend or adjust the performance measures or other terms and conditions of outstanding awards in the event of unusual or nonrecurring events affecting the Company or its financial statements or changes in law or accounting principles.

Risk Management Assessment of Compensation Policies and Practices

The Compensation Committee reviews Exelon's compensation policies and practices as they relate to the Company's risk management practices and risk-taking incentives. In 2018, the Compensation Committee partnered with Exelon's Enterprise Risk Management group to apply the enterprise risk management policy and framework to the compensation risk assessment process to assess and validate that the controls in place continued to mitigate incentive compensation risks.

Following this assessment, the Committee believes that the risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on Exelon. In this regard, the Compensation Committee considered the following compensation program features, which balance the degree of risk taking.

- The annual incentive plan includes multiple incentive performance measures with a balance of financial and non-financial metrics.
- Long-term incentives include multiple vehicles and performance metrics and three-year overlapping performance periods that are aligned with long-term stock ownership requirements.
- Incentive metrics, performance goals, and capital allocation require multiple approval levels and oversight.
- Total compensation pay mix includes effective and market aligned balance of short- and long-term incentive compensation elements.
- Incentive compensation is balanced by formulaic and discretionary funding.
- Short- and long-term incentive awards contain award caps or modifiers.
- Reasonable change-in-control and severance benefits are within common market norms.
- Clawback provisions exceed regulatory mandates.
- Consistent and meaningful stock ownership requirements create sustained and consistent ownership stakes.

Tax Consequences

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was signed into law and included significant changes to expand the scope of the executive compensation rules in Section 162(m) of the Internal Revenue Code that limit deductible compensation to $1 million for covered employees. Pursuant to the Tax Act, the types of compensation subject to the $1 million limitation has been expanded beyond salary, restricted stock and RSUs to include performance-based compensation such as AIP and PShare awards. The Tax Act also expanded the definition of covered employee to include the CFO and sustains the classification as a covered employee in perpetuity even after death through severance and post-death payments. Finally, the application of the $1 million limitation has been expanded to include covered employees at Exelon's corporate registrants with publicly traded debt in addition to those with publicly traded equity as required prior to the Tax Act. Under the new law, Exelon has eight registrants that now fall within the scope of Section 162(m). The IRS and Treasury have issued a preliminary notice to assist with interpreting the technical aspects of the new law and expect to issue regulations in 2019 to provide further guidance.

Report of the Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee is accountable for ensuring that the decisions made about executive compensation are in the best long-term interests of our shareholders consistent with our compensation philosophy. To achieve the objectives of our program, rigorous but balanced metrics directly linked to the Company's business and strategic goals as informed by feedback received from shareholders help us to continuously improve and strengthen our executive compensation programs. Investor input received on our executive compensation program in 2018 was positive and resulted in no significant changes to our program.

The Compensation and Leadership Development Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on pages 30-44 of this proxy statement. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the 2019 Proxy Statement.

THE COMPENSATION AND LEADERSHIP
DEVELOPMENT COMMITTEE

Yves C. de Balmann, *Chair*   Robert J. Lawless   Linda P. Jojo   Stephen D. Steinour

Executive Compensation Data

Summary Compensation Table

Year	Salary ($)	Bonus ($) (Note 1)	Stock Awards ($) (Note 2)	Non-Equity Incentive Plan Compensation ($) (Note 3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (Note 4)	All Other Compensation ($) (Note 5)	Total ($)
Christopher M. Crane							
President and Chief Executive Officer, Exelon							
2018	$1,261,000	—	$10,099,725	$2,123,070	$1,734,587	$424,696	$15,643,078
2017	1,261,000	—	10,099,755	1,585,531	1,524,765	386,808	14,857,859
2016	1,255,515	—	10,099,718	1,639,300	1,836,211	400,958	15,231,702
Joseph Nigro							
Senior Executive Vice President and Chief Financial Officer, Exelon							
2018	767,496	—	4,589,122	885,414	188,680	99,509	6,530,221
Jonathan W. Thayer							
Senior Executive Vice President and Chief Financial Officer and Chief Transformation Officer, Exelon							
2018	824,839	275,000	2,701,652	946,077	172,860	3,699,854	8,620,282
2017	804,339	—	2,701,654	742,331	144,688	119,146	4,512,158
2016	784,802	—	2,701,035	1,071,368	225,160	60,504	4,842,869
Anne Pramaggiore							
Senior Executive Vice President and Chief Executive Officer, Exelon Utilities							
2018	720,225	—	3,892,882	885,414	194,694	220,915	5,914,130
William A. Von Hoene Jr.							
Senior Executive Vice President and Chief Strategy Officer, Exelon							
2018	904,673	—	2,920,823	1,092,880	242,061	534,420	5,694,857
2017	882,696	—	2,920,829	857,520	202,125	374,057	5,237,227
2016	831,350	—	3,700,342	1,237,642	216,271	198,770	6,184,375
Kenneth W. Cornew							
Senior Executive Vice President and Chief Commercial Officer, Exelon; President and Chief Executive Officer, Exelon Generation							
2018	935,596	—	2,918,830	1,089,182	281,793	89,336	5,314,737
2017	878,865	—	2,918,832	854,618	235,324	87,667	4,975,306
2016	857,477	—	2,918,043	1,233,350	231,669	93,848	5,334,387

Notes to the Summary Compensation Table

[1] Amount shown in this column reflects bonus awarded in recognition of Mr. Thayer's business transformation efforts and resulting cost-saving initiatives.

[2] The amounts shown in this column include the aggregate grant date fair value of restricted stock unit and performance share awards for the 2018-2020 performance period granted on January 29, 2018 as well as the promotion-related awards for Mr. Nigro and Ms. Pramaggiore made on May 8, 2018 and June 1, 2018, respectively. Mr. Nigro's balance also includes a retention RSU award granted on January 29, 2018. The grant date fair values of the stock awards have been computed in accordance with FASB ASC Topic 718 using the assumptions described in Note 20 of the Combined Notes to Consolidated Financial Statements included in

Exelon's 2017 Annual Report on Form 10-K. The performance share awards are subject to performance conditions. For the 2018-2020 performance share award, the grant date fair value and the value assuming the highest level of performance, including the maximum total shareholder return multiplier, is as follows:

	Performance Share Unit Value	
	At Target	At Maximum
Crane	$6,766,817	$13,533,634
Nigro	1,600,513	3,201,026
Thayer	1,810,096	3,620,192
Pramaggiore	1,600,516	3,201,032
Von Hoene Jr.	1,956,938	3,913,876
Cornew	1,955,597	3,911,194

[3] The amounts shown in this column for 2018 represent payments made pursuant to the Annual Incentive Plan.

[4] The amounts shown in this column represent the change in the accumulated pension benefit for the NEOs from December 31, 2017 to December 31, 2018. None of the NEOs had above market earnings in a non-qualified deferred compensation account in 2018.

[5] All Other Compensation: The following table describes the incremental cost of other benefits provided in 2018 that are shown in this column.

ALL OTHER COMPENSATION

Name	Perquisites ($) (Note 1)	Reimbursement for Income Taxes ($) (Note 2)	Company Contributions to Savings Plans ($) (Note 3)	Company Paid Term Life Insurance Premiums ($) (Note 4)	Other ($) (Note 5)	Total ($)
Crane	$178,608	$134,661	$75,660	$35,767	—	$424,696
Nigro	44,289	6,395	44,492	4,333	—	99,509
Thayer	445,247	7,348	14,116	3,561	3,229,582	3,699,854
Pramaggiore	133,824	45,368	36,731	4,992	—	220,915
Von Hoene Jr.	342,371	132,246	53,843	5,960	—	534,420
Cornew	31,337	—	54,247	3,752	—	89,336

Notes to All Other Compensation Table

[1] Amounts reported for personal benefits provided to NEOs include: (1) transportation related benefits (including personal use of corporate aircraft, fleet services, rail passenger services, parking, spousal and family travel); (2) relocation/housing and living benefits related to changes in NEOs' principal place of work as a result of regulatory commitments in connection with the 2016 acquisition of Pepco Holdings, Inc.; (3) other benefits (including personal financial planning, Company gifts, and matching charitable contributions, physical examinations, and event tickets).

- Amounts reported for the personal use of corporate aircraft are based on the aggregate incremental cost to Exelon and are calculated using the hourly incremental cost for flight services, including federal excise taxes, fuel charges, and domestic segment fees. Exelon's Board-approved policy on corporate aircraft usage includes spousal/domestic partner and other family member usage when appropriate. Associated costs for meals and other related amenities for spouse/domestic partners are covered when attendance at Company or industry-related events is customary. Exelon also provides fleet services of Company cars and driver services for NEOs and other officers enabling the performance of duties among the Company's various offices and facilities. Certain NEOs are also entitled to limited personal use of the Company's cars and drivers including commuting to work locations. Costs reported represent estimated incremental costs based upon driver wages multiplied by the average overtime rate for drivers plus an additional amount for fuel. Costs related to NEO personal use is typically imputed as additional taxable income. Amounts reported in this column for Mr. Crane include $84,554 for personal use of corporate aircraft, $44,645 for spousal travel and $19,762 for other transportation related benefits. Amounts reported for Mr. Von Hoene include $180,543 for personal use of corporate aircraft, $10,199 for spousal travel and $17,911 for other transportation benefits largely related to commuting in compliance with regulatory commitments as described below. Amounts reported for Ms. Pramaggiore include $66,608 for personal use of corporate aircraft and $3,142 for other transportation benefits largely related to commuting in compliance with regulatory commitments as described below. Amounts reported for Messrs. Nigro, Thayer and Cornew include $12,407, $4,546, and $1,497 respectively, for all other transportation benefits.

- Benefits are provided to Ms. Pramaggiore and Messrs. Von Hoene and Thayer, each of whom is subject to state public service commission requirements to maintain principal workplaces in the District of Columbia pursuant to a regulatory order issued in 2016 related to obtaining approval of the acquisition of Pepco Holdings Inc. Pursuant to these legacy obligations, Exelon provides transportation and relocation/housing and living benefits. Amounts reported for Mr. Von Hoene and Ms. Pramaggiore include $104,345 and $42,582, respectively, for such benefits. Amounts reported for Mr. Thayer include $407,345 for relocation benefit commitments made in connection with his relocation from Illinois to Maryland to conform with the requirement to maintain his principal workplace in the District of Columbia.
- Limited personal financial planning benefits are provided with usage values imputed as additional taxable income. Executive officers may request Company matching gifts to qualified charitable organizations in amounts up to $10,000, and up to $15,000 for Messrs. Cornew and Thayer under the Constellation legacy policy. Executive officers may use Company-provided vendors for comprehensive physical examinations and related medical testing.

(2) Exelon provides reimbursements of tax obligations incurred when: employees are required to work outside their state of home residence and encounter double taxation in states and localities where tax credits are not permitted in home state tax filings; required business-related spousal travel is imputed to the employee; and for required relocation and housing/living expenses incurred in compliance with regulatory requirements. Pursuant to our obligations under the 2016 regulatory order set forth in Note 1 above, amounts reported for Ms. Pramaggiore and Mr. Von Hoene include $33,640, and $82,216, respectively related to such benefits.

(3) Each of the NEOs participated in the Company's 401(k) and Deferred Compensation Plans. Amounts reported represent Company matching contributions to the NEOs' accounts.

(4) Exelon provides basic term life insurance, accidental death and disability insurance, and long-term disability insurance to all employees, including NEOs. The values shown in this column include the premiums paid during 2018 for additional term life insurance policies for the NEOs and for additional long-term disability insurance over and above the basic coverage provided to all employees.

(5) For Mr. Thayer, the aggregate amount includes severance payments of $3,229,582 distributed pursuant to the terms of the Senior Management Severance Plan, representing two times the sum of Mr. Thayer's then current base salary and target annual incentive for the year of termination.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (Note 1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (Note 2)			All Other Stock Awards: Number of Shares or Units (#) (Note 3)	Grant Date Fair Value of Stock and Option Awards ($) (Note 4)
		Threshold ($)	Plan ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Crane	1/29/2018	$66,203	$1,765,400	$3,530,800					
	1/29/2018				29,429	176,541	353,082		$6,766,817
	1/29/2018							86,953	3,332,908
Nigro	1/29/2018				5,205	31,222	62,444		1,196,739
	1/29/2018							15,378	589,439
	1/29/2018							40,000	1,533,200
	5/8/2018	27,609	736,250	1,472,500					
	5/8/2018				4,382	26,285	52,570		1,070,851
	5/8/2018							4,822	198,893
Thayer	1/29/2018	29,501	786,693	1,573,385					
	1/29/2018				7,872	47,224	94,448		1,810,096
	1/29/2018							23,260	891,556
Pramaggiore	1/29/2018				2,837	17,020	34,040		652,377
	1/29/2018							8,383	321,320
	6/1/2018	27,609	736,250	1,472,500					
	6/1/2018				9,973	59,824	119,648		2,452,186
	6/1/2018							11,393	466,999
Von Hoene Jr.	1/29/2018	34,079	908,765	1,817,530					
	1/29/2018				8,511	51,055	102,110		1,956,938
	1/29/2018							25,147	963,885
Cornew	1/29/2018	33,963	905,690	1,811,380					
	1/29/2018				8,505	51,020	102,040		1,955,597
	1/29/2018							25,130	963,233

[1] All NEOs have annual incentive plan target opportunities based on a fixed percentage of their base salary. Under the terms of the AIP, threshold performance earns 50% of the respective target, while performance at plan earns 100% of the respective target and the maximum payout is capped at 200% of target. The possible payout at threshold for AIP was calculated at 3.75% of target, which is 50% performance on the lowest weighted AIP performance metric. For additional information about the terms of these programs, see Compensation Discussion and Analysis.

[2] NEOs have a long-term performance share target opportunity that is a fixed number of performance shares commensurate with the officer's position. The possible payout at threshold for performance share awards was calculated at 16.67% of target. The possible maximum payout for performance shares was calculated at 150% of target, with an uncapped total shareholder return multiplier, capped at 200% of target. For additional information about the terms of this program, see discussion starting on page 40.

[3] This column shows restricted stock unit awards made during the year. The vesting dates of the awards are provided in footnote 2 to the Outstanding Equity Table.

[4] This column shows the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the performance share awards and restricted stock units granted to each NEO during 2018. Fair value of performance share awards granted on January 29, 2018 are based on an estimated payout of 100% of target.

Outstanding Equity Awards at Year End

	Option Awards (Note 1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options That Are Exercisable (#)	Number of Securities Underlying Unexercised Options That Are Not Exercisable (#)	Option Exercise or Base Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested (#) (Note 2)	Market Value of Shares or Units of Stock That Have Not Yet Vested Based on 12/31 Closing Price $45.10 ($) (Note 2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#) (Note 3)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Yet Vested ($) (Note 3)
Crane	285,000	—	$39.21	2-Apr-2022	626,154	$28,239,545	739,316	$33,343,152
	94,000	—	43.40	24-Jan-2021				
	53,000	—	46.09	24-Jan-2020				
	49,000	—	56.51	26-Jan-2019				
Nigro	13,000	—	39.81	12-Mar-2022	166,671	7,516,847	170,394	7,684,769
	13,400	—	43.40	24-Jan-2021				
	3,800	—	46.09	24-Jan-2020				
	4,300	—	56.51	26-Jan-2019				
Thayer	—	—	—	—	167,471	7,552,942	197,764	8,919,156
Pramaggiore	37,000	—	39.81	12-Mar-2022	104,960	4,733,679	163,798	7,387,290
Von Hoene Jr.	88,000	—	39.81	12-Mar-2022	173,972	7,846,128	213,808	9,642,741
	67,000	—	43.40	24-Jan-2021				
	33,000	—	46.09	24-Jan-2020				
	25,200	—	56.51	26-Jan-2019				
Cornew	70,000	—	39.81	12-Mar-2022	180,924	8,159,672	213,662	9,636,156
	26,000	—	43.40	24-Jan-2021				
	13,300	—	46.09	24-Jan-2020				
	14,900	—	56.51	26-Jan-2019				

Notes to Outstanding Equity Table

[1] Non-qualified stock options granted to NEOs pursuant to the Company's long-term incentive plans. Awards vest in four equal increments, beginning on the first anniversary of the grant date. All awards expire on the tenth anniversary of the grant date. Non-qualified stock option awards have not been granted since 2012.

[2] The amount shown includes unvested restricted stock unit (RSU) awards and the performance share (PShare) award earned for the performance period beginning January 1, 2016 and ending December 31, 2018, which vested on February 4, 2019. The unvested restricted stock unit awards are composed of the final third of the award made in January 2016, which vested on February 4, 2019; two-thirds of the award made in January 2017, half of which vested on February 4, 2019 and half of which will vest on the date of the Compensation Committee's first regular meeting in 2020; and the full award granted on January 29, 2018, one-third of which vested on February 4, 2019 and one-third of which will vest on the date of each of the Compensation Committee's first regular meetings in 2020 and 2021, respectively. All RSU awards accrue additional shares through automatic dividend reinvestment. For Ms. Pramaggiore, the amount also includes a 10,000 retention stock unit award granted on April 25, 2016 that will vest on April 25, 2020. For Mr. Nigro, the amount also includes a 40,000 retention stock unit award granted on January 29, 2018 that will vest on January 29, 2022. All shares are valued at $45.10, the closing price on December 31, 2018.

[3] The amount shown includes the target PShare awards granted on January 30, 2017 for the performance period ending December 31, 2019 and the target PShare awards granted on January 29, 2018 for the performance period ending December 31, 2020. These awards have been increased to reflect the highest level of performance for the period, 200%. All shares are valued at $45.10, the closing price on December 31, 2018.

Option Exercises and Stock Vested

	Option Awards		Stock Awards (Note 1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Crane	—	$ —	305,129	$11,695,590
Nigro	—	—	55,079	2,111,168
Thayer	465,679	3,188,614	113,327	4,359,714
Pramaggiore	—	—	30,031	1,151,087
Von Hoene Jr.	—	—	107,690	4,243,774
Cornew	—	—	120,036	4,616,898

Notes to Option Exercises and Stock Vested Table

(1) Share amounts are composed of the following tranches of prior awards that vested on January 29, 2018: the PShare awards granted for the period January 1, 2015 through December 31, 2017; the final third of the RSU awards granted in January 2015, the second third of the RSU awards granted in January 2016 and the first third of the RSU awards granted in January 2017. All of these awards were valued at $38.33 upon vesting.

Pension Benefits

Exelon sponsors the Exelon Corporation Retirement Program, a defined benefit pension plan that covers certain management and unionized employees. The Program includes the Service Annuity System (SAS), a traditional pension plan covering certain employees who commenced employment prior to January 1, 2001, and a cash balance pension plan (CBPP) covering management and certain unionized employees hired after January 1, 2001, as well as certain other management employees who elected to participate.

Exelon also sponsors the Pension Plan of Constellation Energy Group, Inc. (Constellation Pension Plan), which covers certain legacy Constellation employees. It includes a traditional pension formula for employees hired before January 1, 2000, and a pension equity formula (PEP) for employees hired thereafter or who elected to participate in that formula.

In furtherance of Exelon's efforts to align to the market and control pension costs and liabilities, the CBPP was closed to non-represented, non-craft employees hired on or after February 1, 2018, at Exelon Generation (including Constellation) or BSC. In lieu of pension benefits, these employees will receive an additional non-discretionary contribution to the Exelon Savings Plan. Each of these plans is intended to be tax-qualified under Section 401(a) of the Code. An employee can participate in only one of these plans.

For NEOs participating in the SAS, the annuity benefit payable at normal retirement age is equal to the sum of 1.25% of the participant's earnings as of December 25, 1994, reduced by a portion of the participant's Social Security benefit as of that date, plus 1.6% of the participant's highest average annual pay, multiplied by the participant's years of credited service (up to a maximum of 40 years). Pension-eligible compensation for the SAS's Final Average Pay Formula includes base pay and annual incentive awards. Benefits under the SAS are vested after five years of service.

The "normal retirement age" under the SAS is 65. The plan also offers an early retirement benefit prior to age 65, which is payable if a participant retires after attainment of age 50 and completion of 10 years of service. The annual pension payable under the plan is determined as of the early retirement date, reduced by 2% for each year of payment before age 60 to age 58, then 3% for each year before age 58 to age 50. In addition, under the SAS, the early retirement benefit is supplemented prior to age 65 by a temporary payment equal to 80% of the participant's estimated monthly Social Security benefit. The supplemental benefit is partially offset by a reduction in the regular annuity benefit.

Under the cash balance pension, a notional account is established for each participant, and the account balance grows as a result of annual benefit credits and annual investment credits. (Employees who participated in the SAS prior to January 1, 2001 and elected to participate in the cash balance plan also have a frozen transferred benefit from the former plan and received a "transition" credit based on their age, service and compensation at the time of transfer.) Beginning January 1, 2008, the annual benefit credit under the plan is 7% of base pay and annual incentive award and beginning January 1, 2013 for employees hired on or after such date, the annual benefit credit is equal to a percentage of base pay and annual incentive award which varies between 3% and 8%, based upon age. Beginning in 2017, the annual investment credit is the third segment spot rate of interest on long-term investment grade corporate bonds. The segment rate will be determined as of November of the year for which the cash balance account receives the investment credit. Cash balance participants with pre-2008 balances receive an additional benefit credit ranging from 0.5% to 3.5% based on their pre-2008 service. Also, beginning in 2017, account balances for employees hired prior to January 1, 2013 will be subject to a minimum investment credit of 4%. For employees hired on or after January 1, 2013, the annual investment credit is the second segment spot rate of interest on corporate bonds, determined as of November of the year for which the cash balance account receives the investment credit, subject to a minimum annual investment credit rate of 3.8% and a maximum annual investment credit rate of 7%. Benefits are vested after three years of service and are payable in an annuity or a lump sum at any time following termination of employment. Apart from the benefit credits and the vesting requirement, and as described above, years of service are not relevant to a determination of accrued benefits under the cash balance pension plans.

For NEOs who participate in the PEP, a lump sum benefit amount is computed based on covered earnings multiplied by a total credit percentage. Covered earnings are equal to the average of the highest three of the last five twelve-month periods' base pay plus annual incentive awards. The total service credit percentage is equal to the sum of the credit percentages based on the following formula: 5% per year of service through age 39, 10% per year of service from age 40 to age 49, and 15% per year of service after age 49. No benefits are available under the PEP until a participant has at least three years of vesting service. Benefits payable under the PEP are paid as an annuity unless a participant elects a lump sum within 60 days after separation.

The Code limits to $275,000 the individual 2018 annual compensation that may be taken into account under the tax-qualified retirement plan. As permitted by Employee Retirement Income Security Act, Exelon sponsors three supplemental executive retirement plans (or SERPs) that allow the payment to a select group of management or highly-compensated individuals out of its general assets of any benefits calculated under provisions of the applicable qualified pension plan which may be above these limits. The SERPs offer a lump sum as an optional form of payment, which includes the value of the marital annuity, death benefits and other early retirement subsidies at a designated interest rate. The interest rate applicable for distributions to participants in the SAS in 2018 is 2.77%. For participants in the cash balance pension plan and the PEP, the lump sum is the value of the non-qualified account balance. The values of the lump sum amounts do not include the value of any pension benefits covered under the qualified pension plans, and the methods and assumptions used to determine the non-qualified lump sum amount are different from the assumptions used to generate the present values shown in the tables of benefits to be received upon retirement, termination due to death or disability, involuntary separation not related to a change in control, or upon a qualifying termination following a change in control which appear later in this proxy statement.

Under the terms of the SERPs, participants are provided the amount of benefits they would have received under the SAS, cash balance plan, ETP or PEP, as applicable, but for the application of the Code limits. In addition, certain executives previously received grants of additional credited service under a SERP. In particular, in 1998, Mr. Crane received an additional 10 years of credited service through September 28, 2008, the date of his tenth anniversary, as part of his employment offer that provided one additional year of service credit for each year of employment to a maximum of 10 additional years.

As of January 1, 2004, Exelon does not grant additional years of credited service to executives under the SERP for any period in which services are not actually performed, except that up to two years of service credits may be provided upon a qualifying termination of employment under severance or change in control agreements first entered into after such date, and performance-based grants or grants which make up for lost pension benefits from another employer may be (but have not been) provided. Service credits previously available under employment, change in control or severance agreements or arrangements (or any successor arrangements) are not affected by this policy.

The amount of the change in the pension value for each of the NEOs is the amount included in the Summary Compensation Table above. The present value of each NEO's accumulated pension benefit is shown in the following tables. The present value for cash balance and PEP participants is the account balance. The assumptions used in estimating the present values for SAS participants include the following: pension benefits are assumed to begin at each participant's earliest unreduced retirement age; the SERP lump sum amounts are determined using the rate of 5% for SAS participants at the assumed retirement age; the lump sum amounts are discounted from the assumed retirement date at the applicable discount rates of 3.62% as of December 31, 2017 and 4.31% as of December 31, 2018; and the applicable mortality tables. The applicable mortality table is the RP 2000-based table projected generationally using Exelon's best estimate of long-term mortality improvements. The December 31, 2018 mortality table is consistent with the mortality used in the Exelon December 31, 2018 pension disclosure.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Crane	SAS	20.26	$ 1,334,886	$—
	SMRP[2]	30.26	18,469,218	—
Nigro	CBPP	22.42	387,062	—
	SMRP	22.42	841,621	—
Thayer	PEP	16.00	324,000	—
	CEG BRP	16.00	1,750,324	—
Pramaggiore	CBPP	20.93	725,336	—
	SMRP	20.93	831,458	—
Von Hoene Jr.	CBPP	16.93	460,675	—
	SMRP	16.93	1,466,851	—
Cornew	CBPP	24.59	766,702	—
	SMRP	24.59	1,415,590	—

[1] Plan names include: Service Annuity System (SAS); Supplemental Management Retirement Plan (SMRP); Cash Balance Pension Plan (CBPP); Pension Equity Plan (PEP); and the CEG Benefits Restoration Plan (CEG BRP).

[2] Based on discount rates prescribed by the SEC proxy disclosure guidelines, Mr. Crane's non-qualified SERP present value is $18,469,218. Based on lump sum plan rates for immediate distributions under the non-qualified plan, the comparable lump sum amount applicable for service through December 31, 2018 is $25,794,628. Note that, in any event, payments made upon termination may be delayed by six months in accordance with U.S. Treasury Department guidance.

Deferred Compensation Programs

Exelon offers deferred compensation plans to permit the deferral of certain cash compensation to facilitate tax and retirement planning and satisfaction of stock ownership requirements for executives and key managers. Exelon maintains non-qualified deferred compensation plans that are open to certain highly-compensated employees, including the NEOs.

The Exelon Deferred Compensation Plan and the Constellation Deferred Compensation Plan are non-qualified plans that permit their respective legacy executives and key managers to defer receipt of base compensation and the Company to credit related matching contributions that would have been contributed to the Exelon Corporation Employee Savings Plan (the Company's tax-qualified 401(k) plan) but for the applicable limits under the Code. The Deferred Compensation Plans permit participants to defer taxation of a portion of their income and benefit the Company by deferring the payment of a portion of its compensation expense, thus preserving cash.

The Exelon Employee Savings Plan is intended to be tax-qualified under Sections 401(a) and 401(k) of the Code. Exelon maintains the Employee Savings Plan to attract and retain qualified employees, including the NEOs, and to encourage employees to save some percentage of their cash compensation for their eventual retirement. The Employee Savings Plan permits employees to do so and allows the Company to make matching contributions in a relatively tax-efficient manner. The Company maintains the excess matching feature of the Deferred Compensation Plans to enable key management employees to save for their eventual retirement to the extent they otherwise would have were it not for the limits established by the IRS.

The Stock Deferral Plan is a non-qualified plan that permitted legacy Exelon executives to defer performance shares prior to 2007.

The following table shows the amounts that NEOs have accumulated under both the Deferred Compensation Plans and the Stock Deferral Plan. The Exelon Deferred Compensation and Stock Deferral Plans were closed to new deferrals of base pay other than excess Employee Savings Plan deferrals in 2007. Existing balances will continue to accrue dividends or other earnings until payout upon termination. Balances in the Deferred Compensation Plans will be settled in cash upon the termination event selected by the officer and will be distributed either in a lump sum, or in annual installments. Share balances in the Stock Deferral Plan continue to earn dividend equivalents to those available to all shareholders, which are reinvested as additional notional shares in the plan. Balances in the plan are distributed in shares of Exelon stock in a lump sum or installments upon termination of employment.

Once officers who participate in the Employee Savings Plan reach their statutory contribution limit during the year, their elected payroll contributions and Company matching contribution will be credited to their accounts in the Deferred Compensation Plans. The investment options under the Deferred Compensation Plans consist of a basket of investment fund benchmarks substantially the same as those funds available through the Employee Savings Plan. Deferred amounts represent unfunded, unsecured obligations of the Company.

Name	Executive Contributions in 2018 ($) (Note 1)	Registrant Contributions in 2018 ($) (Note 2)	Aggregate Earnings in 2018 ($) (Note 3)	Aggregate Withdrawals/ Distributions ($) (Note 4)	Aggregate Balance at 12/31/18 ($) (Note 4)
Crane	$106,700	$32,010	$(62,364)	$—	$1,757,802
Nigro	23,846	14,308	(6,608)	—	64,803
Thayer	—	—	—	—	—
Von Hoene Jr.	44,040	18,874	(22,013)	—	649,134
Cornew	33,092	19,856	(38,195)	—	494,227
Pramaggiore	29,844	22,495	(760)	—	81,025

(1)   The full amount shown for executive contributions is included in the base salary figures for each NEO shown above in the Summary Compensation Table.

(2)   The full amount shown under registrant contributions is included in the Company contributions to savings plans for each NEO shown above in the All Other Compensation Table.

(3)   The amount shown under aggregate earnings reflects the NEO's gain or loss based upon the individual allocation of his notional account balance into the basket of mutual fund benchmarks. These gains or losses do not represent current income to the NEO and have not been included in any of the compensation tables shown above.

(4)   For all NEOs the aggregate balance shown includes those amounts, both executive contributions and registrant contributions, that have been disclosed either as base salary as described in Note 1 or as Company contributions under all other compensation as described in Note 2 for the current fiscal year ending December 31, 2018. For Mr. Crane, all executive and registrant contributions included in the aggregate balance have previously been disclosed in Summary Compensation Tables. Mr. Thayer did not participate in the plan during 2018.

Potential Payments upon Termination or Change in Control

Change in control employment agreements and severance plan covering NEOs

Background

The Compensation Committee reviews Exelon's change in control and severance benefits policies to ensure that they are reasonable and consistent with competitive practice. In reviewing the policies, the Compensation Committee considers the advice of its compensation consultant. The Exelon benefits currently include multiples of change in control benefits ranging from two times base salary and annual bonus for corporate and subsidiary vice presidents to 2.99 times base salary and annual bonus for the CEO and other NEOs. In 2009, the Compensation Committee eliminated excise tax gross-up payment provisions in any senior executive employment, change in control, or severance plans, programs or agreements first entered into, adopted or materially amended on or after April 2, 2009 (other than arrangements assumed pursuant to a corporate transaction). In 2016, any NEOs covered by change in control agreements, which previously included excise tax gross-up provisions, agreed to waive those payments and agreements were later amended to remove such gross-up payments. Therefore, no NEO is currently entitled to an excise tax gross-up payment upon any termination of employment from Exelon.

NEOs have entered into individual change in control employment agreements, which generally protect such executives' position and compensation levels for two years after a change in control of Exelon. The agreements are initially effective for a period of two years, and provide for a one-year extension each year thereafter until cancellation or termination of employment.

Quantification of Payments upon a Change in Control

During the 24-month period following a change in control, or, during the 18-month period following a "significant corporate transaction", meaning one that affects an executive's business unit in which Exelon shareholders retain between 60% and 66⅔% control, if a NEO resigns for good reason or if an executive's employment is terminated by Exelon other than for cause or disability, the executive is entitled to the following:

- the executive's annual incentive and PShare awards for the year in which termination occurs;
- severance payments equal to 2.99 times the sum of (1) the executive's base salary plus (2) the higher of the executive's target annual incentive for the year of termination or the executive's average annual incentive award payments for the two years preceding the termination, but not more than the annual incentive for the year of termination based on actual performance before the application of negative discretion;
- a benefit equal to the amount payable under the SERP determined as if (1) the SERP benefit were fully vested, (2) the executive had 2.99 additional years of age and years of service (2.0 years for executives who first entered into such agreements after 2003 or do not have such agreements) and (3) the severance pay constituted covered compensation for purposes of the SERP;
- a benefit equal to the actuarial equivalent present value of any non-vested accrued benefit under Exelon's qualified defined benefit retirement plan;
- all previously-awarded stock options, PShares, RSUs, or restricted shares become fully vested, and the stock options remain exercisable until the earlier of the fifth anniversary of the executive's termination date or the option's expiration date;
- life, disability, accident, health and other welfare benefit coverage continues during the severance pay period on the same terms and conditions applicable to active employees, followed by retiree health coverage if the executive has attained at least age 50 and completed at least 10 years of service (or any lesser eligibility requirement then in effect for regular employees); and
- outplacement and financial planning services for at least 12 months.

Change in control benefits are also provided if an executive is terminated other than for cause or disability, or terminates for good reason (1) after a tender offer or proxy contest commences, or after Exelon enters into an agreement which, if consummated, would cause a change in control, and within one year after such termination a change in control does occur, or (2) within two years after a sale or spin-off of the executive's business unit in contemplation of a change in control that actually occurs within 60 days after such sale or spin-off (a disaggregation).

A change in control under the individual change in control employment agreements generally occurs:

- when any person acquires 20% of Exelon's voting securities;
- when the incumbent members of the Exelon Board (or new members nominated by a majority of incumbent Directors) cease to constitute at least a majority of the members of the Exelon Board;
- upon consummation of a reorganization, merger or consolidation, or sale or other disposition of at least 50% of Exelon's operating assets (excluding a transaction where Exelon shareholders retain at least 60% of the voting power); or
- upon shareholder approval of a plan of complete liquidation or dissolution.

"Good reason" under the individual change in control employment agreements generally includes any of the following occurring within two years after a change in control or disaggregation or within 18 months after a significant corporate transaction:

- a material reduction in salary, incentive compensation opportunity or aggregate benefits, unless such reduction is part of a policy, program or arrangement applicable to peer executives;
- failure of a successor to assume the agreement;
- a material breach of the agreement by Exelon; or
- any of the following, but only after a change in control or disaggregation: (1) a material adverse reduction in the executive's position, duties or responsibilities (other than a change in the position or level of officer to whom the executive reports or a change that is part of a policy, program or arrangement applicable to peer executives) or (2) a required relocation by more than 50 miles.

"Cause" under the change in control employment agreements generally includes any of the following:

- refusal to perform or habitual neglect in the performance of duties or responsibilities or of specific directives of the officer to whom the executive reports which are not materially inconsistent with the scope and nature of the executive's duties and responsibilities;
- willful or reckless commission of acts or omissions which have resulted in or are likely to result in a material loss or material damage to the reputation of Exelon or any of its affiliates, or that compromise the safety of any employee;
- commission of a felony or any crime involving dishonesty or moral turpitude;
- material violation of the code of business conduct, or of any statutory or common-law duty of loyalty; or
- any breach of the executive's restrictive covenants.

If the amount payable to a NEO under a change in control agreement, inclusive of other parachute payments, would cause an excise tax to be imposed under Section 4999 of the Code, the payments to such executive shall be reduced to the maximum amount below which no such tax is imposed or, if the payment without such reduction would leave the executive with a greater amount after payment of such excise taxes, then no such reduction shall be applied.

If a NEO resigns for good reason or is terminated by Exelon other than for cause or disability, in each case under circumstances not involving a change in control or similar provision described above, the NEO may be eligible for the following non-change in control benefits under the Exelon Corporation Senior Management Severance Plan:

- previously awarded Pshare awards and regular-cycle RSUs and restricted shares vest, and prorated payment of the executive's annual incentive and performance share awards for the year in which termination occurs;
- for a 24 month severance period, continued payment of an amount representing base salary and target annual incentive;
- a benefit equal to the amount payable under the SERP determined as if the severance payments were paid as ordinary base salary and annual incentive;
- during the severance period, continuation of health, basic life and other welfare benefits the executive was receiving immediately prior to the severance period on the same terms and conditions applicable to active employees, followed by retiree health coverage if the executive has attained at least age 50 and completed at least 10 years of service (or any lesser eligibility requirement then in effect for non-executive employees); and
- outplacement and financial planning services for twelve months.

Payments under the Senior Management Severance Plan are subject to reduction by Exelon to the extent necessary to avoid imposition of excise taxes imposed by Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law.

"Good reason" under the Senior Management Severance Plan means either of the following:

- a material reduction of the executive's salary (or, with respect to a change in control, incentive compensation opportunity or aggregate benefits) unless such reduction is part of a policy, program or arrangement applicable to peer executives of Exelon or of the business unit that employs the executive; or
- a material adverse reduction in the executive's position or duties (other than a change in the position or level of officer to whom the executive reports) that is not applicable to peer executives of Exelon or of the executive's business unit, but excluding under the non-change in control provisions of the plan any change (1) resulting from a reorganization or realignment of all or a significant portion of the business, operations or senior management of Exelon or of the executive's business unit or (2) that generally places the executive in substantially the same level of responsibility.

"Cause" under the Senior Management Severance Plan generally has the same meaning as the definition of such term under the individual change in control employment agreements.

Benefits under the change in control agreements and the Senior Management Severance Plan are subject to termination upon an executive's violation of his or her restrictive covenants, and incentive payments under the agreements and the plan may be subject to the recoupment policy adopted by the Board of Directors.

Estimated Value of Benefits to be Received Upon Retirement

The following table shows the estimated value of payments and other benefits to be conferred upon the NEOs assuming they retired as of December 31, 2018. These payments and benefits are in addition to the present value of the accumulated benefits from each NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in the tables within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Crane	$2,123,000	$36,966,000	$39,089,000
Nigro	885,000	—	885,000
Thayer	—	—	—
Pramaggiore	885,000	6,784,000	7,669,000
Von Hoene Jr.	1,093,000	10,482,000	11,575,000
Cornew	1,089,000	—	1,089,000

Notes to Benefits to be Received Upon Retirement Table

(1) Under the terms of the 2018 AIP, a pro-rated actual incentive award is payable upon retirement based on the number of days worked during the year of retirement. The amount above represents the executive's 2018 annual incentive payout after Company/business unit performance was determined.

(2) Includes the value of the executives' unvested PShare awards granted in 2016, 2017, and 2018 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards agreements, would vest upon retirement. The value of the shares is based on Exelon's closing stock price on December 31, 2018 of $45.10.

(3) The estimate of total payments and benefits is based on a December 31, 2018 retirement date.

Estimated Value of Benefits to be Received Upon Termination due to Death or Disability

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming employment is terminated due to death or disability as of December 31, 2018. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Crane	$2,123,000	$36,966,000	$39,089,000
Nigro	885,000	9,751,000	10,636,000
Thayer	946,000	9,772,000	10,718,000
Pramaggiore	885,000	7,235,000	8,120,000
Cornew	1,089,000	10,683,000	11,772,000
Von Hoene Jr.	1,093,000	10,482,000	11,575,000

Notes to Benefits to be Received Upon Termination due to Death or Disability Table

(1) Under the terms of the 2018 AIP, a pro-rated actual incentive award is payable upon death or disability based on the number of days worked during the year of termination. The amount above represents the executives' 2018 annual incentive payout after Company/business unit performance was determined.

(2) Includes the value of the executives' unvested PShare awards granted in 2016, 2017, and 2018 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards agreements, would vest upon death or disability. The value of the shares is based on Exelon's closing stock price on December 31, 2018 of $45.10.

(3) The estimate of total payments and benefits is based on a December 31, 2018 termination due to death or disability.

Estimated Value of Benefits to be Received Upon Involuntary Separation Not Related to a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming they were terminated as of December 31, 2018 under the terms of the Amended and Restated Senior Management Severance Plan. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites and Other Benefits ($) (Note 5)	Total Value of All Payments and Benefits ($) (Note 6)
Crane	$8,176,000	$1,638,000	$36,966,000	$105,000	$40,000	$46,925,000
Nigro	3,908,000	257,000	8,363,000	33,000	40,000	12,601,000
Thayer	4,176,000	363,000	9,772,000	34,000	40,000	14,385,000
Pramaggiore	3,908,000	242,000	7,087,000	41,000	40,000	11,318,000
Cornew	4,712,000	344,000	10,683,000	41,000	40,000	15,820,000
Von Hoene	4,728,000	291,000	10,482,000	37,000	40,000	15,578,000

Notes to Benefits to be Received Upon Involuntary Separation Not Related to a CIC Table

(1) Represents the estimated severance benefit equal to 2 times the sum of the executive's (i) current base salary and (ii) the target annual incentive for the year of termination. In addition, under Section 4.2 of the Senior Management Severance Plan, a pro-rated annual incentive award is payable upon involuntary separation or qualifying voluntary separation based on the days worked during the year of termination pursuant to the terms in the 2018 AIP. The amount above represents the executives' 2018 annual incentive payout after Company/business unit performance was determined.

(2) Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that the severance pay period was taken into account for purposes of vesting, and the severance pay constituted covered compensation for purposes of the non-qualified pension plan.

(3) Includes the value of the executives' unvested PShare awards granted in 2016, 2017, and 2018 assuming target performance and the accelerated portion of the executives' RSU awards that, per applicable awards agreements, would vest upon an involuntary separation not related to a change of control. The value of the shares is based on Exelon's closing stock price on December 31, 2018 of $45.10.

(4) Estimated costs of healthcare, life insurance, and long-term disability coverage which continue during the severance period.

(5) Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

(6) The estimate of total payments and benefits is based on a December 31, 2018 termination date. The executives are participants in the Senior Management Severance Plan and severance benefits are determined pursuant to Section 4 of the Severance Plan.

Estimated Value of Benefits to be Received Upon a Qualifying Termination following a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming termination upon a qualifying change in control as of December 31, 2018. The Company has entered into Change in Control agreements with each NEO. These payments and benefits are in addition to the present value of accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites and Other Benefits ($) (Note 5)	Potential Scaleback ($) (Note 6)	Total Value of All Payments and Benefits ($) (Note 7)
Crane	$10,814,000	$2,465,000	$36,966,000	$158,000	$40,000	$Not required	$50,443,000
Nigro	5,255,000	384,000	9,751,000	49,000	40,000	(2,633,000)	12,846,000
Thayer	5,974,000	421,000	9,772,000	51,000	40,000	(362,000)	15,896,000
Pramaggiore	5,255,000	361,000	7,235,000	62,000	40,000	Not required	12,953,000
Cornew	6,736,000	554,000	10,683,000	61,000	40,000	(2,699,000)	15,375,000
Von Hoene Jr.	6,758,000	468,000	10,482,000	55,000	40,000	Not required	17,803,000

Notes to Benefits to be Received Upon a Qualifying Termination following a CIC Table

(1) Represents the estimated cash severance benefit equal to 2.99 times the sum of the executive's (i) current base salary and (ii) Severance Incentive. Under Section 4.1(a)(ii) of the CIC Agreement, the executive's target incentive award is payable upon termination but capped at actual performance. The amounts above represent the executives' 2018 target annual incentive.

(2) Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that the severance pay period was taken into account for purposes of vesting, and the severance pay constituted covered compensation for purposes of the non-qualified pension plan.

(3) Includes the value of the executives' unvested PShares, all of which will vest upon termination at the actual level earned and awarded (it is assumed the 2016, 2017, and 2018 PShares are earned at target) and the accelerated portion of the executives' RSUs that would vest upon a qualifying termination following a change in control. The value of the shares is based on Exelon's closing stock price on December 31, 2018 of $45.10.

(4) Estimated costs of healthcare, life insurance and long-term disability coverage which continue during the severance period.

(5) Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

(6) In 2009, the Compensation Committee eliminated excise tax gross-up payments in any future employment or severance agreements, and in 2016, also removed excise tax gross-up payments from all existing agreements.

(7) The estimate of total payments and benefits is based on a December 31, 2018 termination date. The Company has entered into change in control agreement with all of the executives.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules, we are providing the following information about the relationship of annual total compensation, calculated pursuant to SEC rules, of our median employee and our CEO, Christopher M. Crane. For 2018, the ratio of annual total compensation of our CEO and the median of the annual total compensation of all employees was 126:1, demonstrating Exelon's commitment to balance equitable compensation stewardship with competitively based compensation that drives and rewards performance. The total annual compensation for Mr. Crane and the median employee is $15,600,000 and $124,000, respectively.

The rules governing the CEO Pay Ratio allow for utilization of the same individual for a 3-year period, provided that employee is actively employed at the company. As such, Exelon used the same individual identified in 2017 that was included in the compilation of our CEO pay ratio as reported in the 2018 proxy. The methodology utilized to identify that person is described below.

On December 31, 2018, our employee population consisted of approximately 34,972 individuals (excluding the CEO), which includes two employees based in the United Kingdom and eight employees based in Canada. We have chosen to exclude these ten employees as permitted under SEC rules from our determination of the "median employee," given the small number of our non-US based employees. The consistently applied compensation measure we used to identify the median employee was W-2 Box 1 wages for employees as of December 31, 2018. After identifying the median employee, the annual total compensation for the median employee was calculated using the same methodology used in compiling the Summary Compensation Table found on page 46 in this proxy statement for our NEOs. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We believe the methodology, assumptions, and estimates used in determining the ratio are reasonable given our specific employee population.

Because SEC rules provide flexibility in determining the methodology, assumptions, and estimates used to determine pay ratios and the fact that workforce composition issues differ significantly between companies, comparability of pay ratios amongst companies may be limited.

Stockholder Proposal

Proposal 4: Shareholder Proposal from Burn More Coal

The proponent represents Burn More Coal, a special interest group supportive of the coal industry, a business that Exelon departed years ago as it was uneconomic and not aligned with our strategic interests. The Board is confident that this proposal and the views of Burn More Coal do NOT represent the views of Exelon or its stakeholders.

The Board of Directors recommends a vote "AGAINST" this proposal from Burn More Coal.



Resolved:

Shareholders request that, beginning in 2019, Exelon publish an annual report of actually incurred company costs and associated actual/significant benefits accruing to shareholders, public health and the environment from the company's environment-related activities that are voluntary and exceed federal/state regulatory requirements. The report should be prepared at reasonable cost and omit proprietary information.

Supporting Statement:

Exelon's purpose is to generate profits from generating affordable and reliable electricity for ratepayers while obeying applicable laws and regulations.

Electricity from existing coal plants costs less than any new source of power generation per the U.S. Department of Energy's National Coal Council 2018 report, "Power Reset" (www.BurnMoreCoal.com/wp-content/uploads/2018/10/NCC-Power-Reset-2018.pdf).

Yet Exelon has divested from coal and, according to its web site, is investing in a "cleaner energy future," apparently in hopes of altering global climate change. No law or regulation requires that Exelon take this action.

This resolution is intended to help shareholders, going forward, monitor whether Exelon's voluntary activities and expenditures touted as protecting the public health and environment are actually producing meaningful benefits to shareholders, public health and the environment.

Corporate managements sometimes engage in "greenwashing" — i.e., spending shareholder money on schemes ostensibly environment-related, but really undertaken merely for the purpose of improving the public image of management.

Such insincere "green" posturing and associated touting of alleged, but actually imaginary benefits to public health and the environment may harm shareholders by distracting management, wasting corporate assets, ripping off ratepayers and deceiving shareholders and the public.

For example, Exelon boasts on its web site that it plans to reduce carbon dioxide (CO_2) emissions by 15 million tons per year by 2020. To attain this goal, Exelon states it divested from coal and invested in nuclear, wind, solar and hydro-generating capacity. Shareholders should have an honest accounting of this action's cost and the action's actual and current (vs. hypothetical or imagined) benefits. After all, Exelon's reduction in CO_2 emissions is not an obvious benefit to anyone or anything.

Global CO_2 emissions are higher now than ever and increasing. Coal will remain the dominant fuel globally for electricity through at least 2040, according to the International Energy Agency. China is reportedly now adding coal plant capacity equal to the entire US coal fleet. There are reportedly 1,600 coal plants under construction around the world. So what are the actual benefits to ratepayers, shareholders and the environment of achieving Exelon's goal? By how much, in what way, and when will any of Exelon's activities actually reduce or alter climate change?

The information requested by this proposal is not already contained in any Exelon report.

Exelon should report to shareholders what are the specific actual benefits produced by its voluntary, highly touted and costly environmental activities. Are the touted benefits real and worthwhile? Or are they just greenwashing? Shareholders want to know.

Board of Directors' Statement in Opposition to Proposal from Burn More Coal

The Board of Directors recommends a vote **AGAINST** this proposal from Burn More Coal.

The Exelon Board considered the proposal and concluded that the preparation of an annual report on the "costs and actual benefits related to the Company's environmental activities" as described in the proposal would have no value to Exelon's shareholders. In the first instance, Exelon divested its coal generation over the last two decades because running the divested plants was not in our economic or strategic interest. Our value proposition has long reflected this reality. Second, the proposal asks Exelon to undertake the technically impossible task of measuring and reporting on the impact of a single company's actions to address global climate change. Further, the proposal's supporting statement suggests that Exelon's strategy to embrace technology and innovation to create value for our customers, communities, and shareholders by providing safe, clean, reliable, and affordable power and energy services is not based on economic and scientific fact. We disagree.

Worldwide scientific consensus is overwhelming that global climate change is real and that increasing concentrations of greenhouse gases (GHG) from human activities are the cause. Environmental sustainability has been a core value and business driver for Exelon since our company's beginning, and global climate change is a key sustainability issue for our business, our stakeholders and society at large. As the largest producer of clean and reliable energy in the United States, accounting for one-ninth of all clean energy produced, we have a responsibility to manage our environmental impacts. Given the potential impacts of climate change on the electric sector, Exelon must consider not only how to respond to the need to reduce GHG emissions, but also how our business may be affected by the physical impacts of climate change.

Climate change implications for the electric sector range from changes in demand for energy and grid disruptions to supply shortages and market disturbances from new policy or legislation. The adoption of the Paris Agreement in December 2015 by the United Nations Intergovernmental Panel on Climate Change strengthened momentum to hold the increase in global average annual temperature to less than 2°Celsius above pre-industrial levels by 2050. Based on best available scientific estimates, this increase represents the maximum acceptable change in global average temperatures that can occur if the world is to have a chance of limiting potentially catastrophic climatic effects on the earth's environment.

Nations and companies have been evaluating potential strategies to reduce GHG emissions in support of meeting the 2° Celsius limit recommended by the Paris Agreement and other organizations such as the Task Force on Climate-related Disclosures. Experts have developed recommendations for specific sector contributions to this reduction, based on current emissions trajectories and potential for reductions.

In this vein, Exelon previously set and achieved two corporate-wide GHG emission reduction goals over the past decade. Through these two programs — Climate Leaders and Exelon 2020 — we reduced more than 9 million metric tons of GHG emissions from 2001 to 2008, improved our building energy efficiency level by 25 percent by 2012, and avoided another 1.5 billion metric tons of GHG emissions through our customer energy efficiency programs and nuclear generation during that same time. In 2018, we announced a third corporate GHG emission reduction goal that is focused on reducing GHG emissions related to our internal operations by another 15 percent by 2022, compared to a 2015 baseline. Our new goal is focused on GHG emissions associated with our buildings, fleet vehicles, processes and equipment that emit GHGs.

Through our focus on operational excellence, we work to maximize the performance of our low-carbon generation fleet to meet customer demands. We strive to enhance our customer energy efficiency programs and modernize our infrastructure to reduce both emissions associated with power generation and line losses and to ensure that our infrastructure remains resilient in the face of changing weather conditions. And we are continuously engaged in exploring new and emerging technologies to further drive emissions reductions in these areas, in addition to advocating for regulatory and market policies that support the clean evolution of the electric supply.

We regularly engage with our customers, investors, employees and other stakeholders on a variety of issues, including climate change and other sustainability topics, and it is clear that the vast majority of our stakeholders believe that it is important for Exelon to play a role in addressing climate change. Therefore, we are confident that this proposal and the views of Burn More Coal do NOT represent the views of Exelon or our stakeholders.

Ownership of Exelon Stock

Beneficial Ownership Table

The following table shows the ownership of Exelon common stock as of February 20, 2019 by each Director, each NEO in the Summary Compensation Table, and for all Directors and executive officers as a group.

Name of Beneficial Owner	Beneficial Ownership of Exelon Common Stock (Note 1)	Common Shares Underlying Vested Stock Options and Options that Vest Within 60 Days	Total Share Interest (Note 2)
Anthony K. Anderson	22,080	—	22,080
Ann C. Berzin	80,015	—	80,015
Laurie Brlas	771	—	771
Yves C. de Balmann	67,145	—	67,145
Nicholas DeBenedictis	55,792	—	55,792
Linda P. Jojo	12,602	—	12,602
Paul L. Joskow	47,526	—	47,526
Robert J. Lawless	97,489	—	97,489
Richard W. Mies	35,475	—	35,475
John W. Rogers, Jr.	91,958	—	91,958
Mayo A. Shattuck III	301,605	—	301,605
Stephen D. Steinour	88,614	—	88,614
John F. Young	1,518	—	1,581
Christopher M. Crane	617,743	432,000	1,049,743
Joseph Nigro	172,354	30,200	202,554
Jonathan W. Thayer	88,814	—	88,814
Kenneth W. Cornew	133,736	109,300	243,036
William A. Von Hoene, Jr.	219,653	188,000	407,653
Anne Pramaggiore	130,929	37,000	167,929
Total Directors & Executive Officers as a group (26 people) (Note 3)	2,585,947	893,100	3,479,047

[1] Includes any shares as to which the individual has sole or shared voting or investment power, Directors' deferred stock units, officers' RSUs and deferred shares held in the Stock Deferral Plan, and Directors' and officers' phantom shares held in a non-qualified deferred compensation plan which will be settled in cash on a 1 for 1 basis upon retirement or termination.

[2] Total share interest of Directors and executive officers, both individually and as a group, represents less than 1% of the outstanding shares of Exelon common stock.

[3] Total includes shares held by all Directors and NEOs as well as those executive officers listed in Item 1, Executive Officers of the Registrants in Exelon's 2018 Annual Report on Form 10-K filed on February 8, 2019, who are not NEOs for purposes of compensation disclosure.

Other Significant Owners of Exelon Stock

Shown in the table below are those owners who are known to Exelon to hold more than 5% of the outstanding common stock. This information is based on the most recent Schedule 13Gs filed with the SEC by The Vanguard Group on February 11, 2019, BlackRock, Inc. on February 4, 2019 and State Street Corporation on February 11, 2019.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	79,749,630	8.25%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	75,231,069	7.80%
State Street Corporation[4] State Street Financial Center One Lincoln Street Boston, MA 02111	58,992,473	6.10%

[1] The Vanguard Group disclosed in its Schedule 13G/A that it has sole power to vote or direct the vote of 1,115,344 shares, shared voting power over 242,029 shares, sole power to dispose or direct the disposition of 78,400,432 shares, and shared dispositive power over 1,349,198 shares.

[2] BlackRock, Inc. disclosed in its Schedule 13G/A that it has sole power to vote or to direct the vote of 64,557,088 shares and sole power to dispose or direct the disposition of 75,231,069 shares.

[3] State Street Corporation disclosed in its Schedule 13G that it has shared voting power over 45,298,089 shares and shared dispositive power over 58,992,473 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of reports filed for fiscal year 2018 and written affirmations received from Directors and officers. Exelon believes that its Directors and officers made all required Section 16 filings on a timely basis during 2018.

Additional Information

Shareholder Proposals

If you wish to submit a proposal for possible inclusion in next year's proxy statement, you must submit it in writing to the Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. Exelon must receive your proposal no earlier than October 22, 2019 or later than November 21, 2019. Exelon will consider only proposals meeting the requirements of the applicable rules of the Securities and Exchange Commission. Under our bylaws, the proposal must also disclose fully all ownership interests the proponent has in Exelon and contain a representation as to whether the shareholder has any intention of delivering a proxy statement to the other shareholders of Exelon.

We strongly encourage any shareholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement. Our Corporate Governance Committee reviews all shareholder proposals and makes recommendations to the Board for action on such proposals.

Additionally, under our bylaws, for a shareholder to bring any matter before the 2020 annual meeting that is not included in the 2020 proxy statement, the shareholder's written notice must be received by the Corporate Secretary no earlier than October 22, 2019 or later than November 21, 2019.

Director Nominations

A shareholder who wishes to recommend a candidate (including a self-nomination) to be considered by the Corporate Governance Committee for nomination as a Director must submit the recommendation in writing to the Chair of the Corporate Governance Committee, c/o Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. The Corporate Governance Committee will consider all recommended candidates and self-nominees when making its recommendation to the full Board of Directors to nominate a slate of Directors for election.

- **Nominations for 2019.** Under Exelon's bylaws, the deadline has passed for a shareholder to nominate a candidate (or nominate himself or herself) for election to the Board at the 2019 annual meeting.
- **Nominations for 2020.** There are several ways a shareholder may nominate a candidate for election as a Director or to stand for election at the 2020 annual meeting. As noted above, a shareholder may submit a recommendation to the Corporate Governance Committee, which will consider the nomination when making recommendations to the Board for nominations for Director.

A shareholder may also use one of two alternative provisions of Exelon's bylaws to nominate a candidate for election as a Director. Under one provision of the bylaws currently in effect, a shareholder must comply with the following: (1) notice of the proposed nomination must be received by Exelon no earlier than October 22, 2019 or later than November 21, 2019; (2) the notice must include information required under the bylaws, including: (a) information about the nominating shareholder, (b) information about the candidate that would be required to be included in a proxy statement under the rules of the SEC, (c) a representation as to whether the shareholder intends to deliver a proxy statement to the other shareholders of Exelon, and (d) the signed consent of the candidate to serve as a Director of Exelon, if elected. Under this procedure, any shareholder can nominate any number of candidates for director for election at the annual meeting, but the shareholder's nominees will not be included in Exelon's proxy statement or form of proxy for the meeting.

A shareholder who meets criteria in the Exelon bylaws may also nominate a limited number of candidates for election as Directors through provisions commonly referred to as "proxy access." Subject to the requirements set forth in the bylaws, any shareholder or group of up to 20 shareholders holding both investment and voting rights with respect to at least 3% of Exelon's outstanding common stock continuously for at least 3 years may nominate up to 20% of the Exelon Directors to be elected (two Directors on Exelon's current Board of 13 Directors). The nominating shareholder(s) must comply with the following, among other detailed requirements specified in the bylaws: (1) notice of the proposed nomination and other required information must be received by

Exelon no earlier than October 22, 2019 or later than November 21, 2019; (2) the notice must include information required under the Bylaws, including: (a) information about the nominating shareholder(s), (b) information about the candidate(s) including information that would be required to be included in a proxy statement under the rules of the SEC, and (c) the signed consent of each candidate to serve as a Director of Exelon, if elected. Under this procedure, the shareholder's nominees will be included in the Exelon proxy statement and the form of proxy for the meeting.

A shareholder who wishes to submit a nomination is encouraged to seek the advice of legal counsel regarding the requirements of the SEC and Exelon's bylaws. Exelon will not consider any proposal or nomination that does not comply with the requirements of the SEC and Exelon's bylaws.

Exelon's bylaws are amended from time to time. Please review the bylaws posted on our website to determine if any changes to the nomination process or requirements have been made.

Availability of Corporate Documents

The Exelon Corporate Governance Principles, the Exelon Code of Business Conduct, the Exelon Amended and Restated Bylaws, and the charters for the Audit, Corporate Governance, Compensation and Leadership Development and other Committees of the Board of Directors are available on the Exelon website at www.exeloncorp.com, on the Governance page under the Investors tab. Copies may be printed from the Exelon website and copies are available without charge to any shareholder who requests them by writing to Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. In addition, our Articles of Incorporation, Compensation Consultant Independence Policy, Political Contributions Guidelines, biographical information concerning each Director, and all of our filings submitted to the SEC are available on our website. Access to this information is free of charge to any user with internet access. Information contained on our website is not part of this proxy statement.

Frequently Asked Questions

Can I access the Notice of Annual Meeting and Proxy Statement and the 2018 Financial Report on the Internet?

As permitted by SEC rules, we are making this proxy statement and our annual report available to shareholders electronically via the internet at www.proxyvote.com. On March 20, 2019, we began mailing to our shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice.

In addition, shareholders may request to receive proxy materials in printed form or electronically by email on an ongoing basis. Exelon encourages shareholders to take advantage of the availability of the proxy materials on the internet in order to save Exelon the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve resources.

Shareholders of record: If you vote on the internet at www.proxyvote.com, simply follow the prompts for enrolling in the electronic delivery service.

Beneficial owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your bank, broker or other holder of record regarding the availability of this service.

Do I need a ticket to attend the Annual Meeting?

You will need an admission ticket or proof of ownership to enter the annual meeting.

If you are a shareholder of record, the bottom half of your proxy card will serve as your admission ticket.

If your shares are held in the name of a bank, broker, or other holder of record and you plan to attend the meeting, you must present proof of your ownership of Exelon stock as you enter the meeting, such as a bank or brokerage account statement. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Exelon stock, to:

> Annual Meeting Admission Tickets c/o Thomas S. O'Neill, Senior Vice President, General Counsel and Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398 Chicago, Illinois 60680-5398.

Shareholders also must present a form of personal photo identification in order to be admitted into the meeting.

No cameras, audio or video recording equipment, similar electronic devices, large bags, briefcases or packages will be permitted into the meeting or adjacent areas. Cell phones and similar wireless communication devices will be permitted in the meeting only if turned off. All items brought into the meeting will be subject to search.

Who is entitled to vote at the Annual Meeting?

Holders of Exelon common stock as of 5:00 p.m. New York Time on March 4, 2019 are entitled to receive notice of the annual meeting and to vote their shares at the meeting. As of that date, there were 964,986,919 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Exelon's transfer agent, EQ (formerly Wells Fargo Shareowner Services), you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and accompanying documents have been provided directly to you by Exelon.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares. This Notice of Annual Meeting and Proxy Statement and the accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the internet.

How do I vote?

Your vote is important. We encourage you to vote promptly. Internet and telephone voting are available through 11:59 p.m. Eastern Time on April 29, 2019. You may vote in the following ways:

By Internet	By Telephone	By Mail	At the Annual Meeting
If you have internet access, you may vote by internet. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or voting instruction form (VIF), as applicable. You may vote in a secure manner at www.proxyvote.com 24 hours a day. You will be able to confirm that the system has properly recorded your votes, and you do not need to return your proxy card or VIF.	If you are located in the United States or Canada, you can vote by calling the toll-free telephone number (1-800-690-6903) and following the recorded instructions. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or VIF, as applicable. You may vote by telephone 24 hours a day. The telephone voting system has easy-to-follow instructions and allows you to confirm that the system has properly recorded your votes. If you vote by telephone, you do not need to return your proxy card or your VIF.	If you are a holder of record and received a full paper set of materials, you can vote by marking, dating and signing your proxy card and returning it by mail in the postage-paid envelope provided. If you are a beneficial holder of shares held of record by a bank or broker or other street name, please complete and mail the VIF provided by the holder of record.	If you are a shareholder of record and attend the annual meeting in person, you may use a ballot provided at the meeting to cast your vote. If you are a beneficial owner, you will need to have a legal proxy from your broker, bank or other holder of record in order to vote by ballot at the meeting.

May I revoke a proxy?

Yes. You may revoke a proxy at any time before the proxy is exercised by filing with the Corporate Secretary a notice of revocation, or by submitting a later-dated proxy by mail, telephone or electronically through the Internet. You may also revoke your proxy by attending the annual meeting and voting in person.

What is householding and how does it affect me?

Exelon has adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2017 Annual Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (800) 542-1061 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Exelon 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in the Proxy Statement?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, in person or represented by proxy, is necessary to constitute a quorum.

Election of Directors: Majority Vote Policy

Under our bylaws, Directors must be elected by a majority of votes cast in uncontested elections. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" the nominee. An abstention will have no effect on the outcome of the vote because an abstention does not count as a vote cast. In contested elections, the vote standard would be a plurality of votes cast, in which case a withhold vote would have no effect on the vote's outcome. In either case, broker non-votes will have no effect on the outcome of the vote because they are not considered votes cast.

Our bylaws provide that, in an uncontested election, each Director nominee must submit to the Board before the annual meeting a letter of resignation that becomes effective only if the Director fails to receive a majority of the votes cast at the annual meeting. The resignation of a Director nominee who is not an incumbent Director is automatically accepted by the Board. The resignation of an incumbent Director is tendered to the independent Directors of the Board for a determination of whether or not to accept the resignation. The Board's decision and the basis for the decision would be disclosed within 90 days following the certification of the final vote results.

Ratification of PricewaterhouseCoopers as Independent Auditor

The appointment of PricewaterhouseCoopers LLP (PwC) as Exelon Corporation's independent auditor requires an affirmative vote of a majority of shares of common stock represented at the annual meeting and entitled to vote thereon in order to be adopted. An abstention will have the effect of a vote "against" the ratification of the independent auditor. If shareholders do not ratify the appointment of PwC, the Audit Committee will reconsider the appointment.

Executive Compensation

Under our bylaws, whenever any corporate action is to be taken by vote of the shareholders, it shall be authorized upon receiving an affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, and abstentions will have the effect of a vote "against" the action. However, the vote on executive compensation is advisory and is not binding on the Company, the Board of Directors, or the Compensation and Leadership Development Committee in any way, as provided by law. Our Board and the Compensation and Leadership Development Committee will review the results of the vote and input from shareholders and will take them into account in making a determination concerning executive compensation consistent with our record of shareowner engagement.

Shareholder Proposal from Burn More Coal

The adoption of the shareholder proposal requires an affirmative vote by a majority of the shares represented at the annual meeting and entitled to vote thereon. Abstentions will have the same effect as a vote against the proposal.

Could other matters be decided at the Annual Meeting?

As of the date this proxy statement went to press, we knew of no matters to be raised at the annual meeting other than those referred to in this proxy statement.

Who will count the votes?

Representatives of Broadridge Financial Communications and Exelon's Office of Corporate Governance will tabulate the votes and act as inspectors of the election.

Where can I find the voting results?

We will report the voting results in a Form 8-K to be filed with the SEC within four business days following the end of our annual meeting.

Who will pay for the cost of this proxy solicitation?

Exelon will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow Sodali to distribute and solicit proxies. We will pay Morrow Sodali a fee of $20,000 plus reasonable expenses for these services.

Appendix

Definitions of Non-GAAP Measures

Exelon reports its financial results in accordance with accounting principles generally accepted in the United States (GAAP) and supplements its reporting with certain non-GAAP financial measures, including adjusted (non-GAAP) operating earnings per share, earned ROE, and FFO/Debt to enhance investors' understanding of Exelon's performance. Our method of calculating adjusted (non-GAAP) operating earnings and operating ROE may not be comparable to other companies' presentations.

Adjusted (non-GAAP) operating earnings per share exclude certain costs, expenses, gains and losses and other specified items, including mark-to-market adjustments from economic hedging activities, unrealized gains and losses from nuclear decommissioning trust fund investments, certain costs associated with plant retirements and divestitures, costs related to a cost management program, and other items as set forth in the table below reconciling adjusted (non-GAAP) operating earnings from GAAP earnings, which is the most directly comparable GAAP measure. Management uses adjusted (non-GAAP) operating earnings as one of the primary indicators to evaluate performance, allocate resources, set incentive compensation targets and plan and forecast future periods. We believe the measure enhances an investor's overall understanding of period over period financial results and provides an indication of Exelon's baseline operating performance by excluding items that are considered by management to not be directly related to the ongoing operations of the business.

The table below reconciles reported GAAP Earnings per share to adjusted (non-GAAP) operating earnings per share for 2018 (amounts may not add due to rounding).

2018 GAAP Earnings (Loss) Per Share	**$ 2.07**
Adjustments:	
Mark-to-market impact of economic hedging activities	0.26
Unrealized gains related to NDT fund investments	0.35
Gain on Contract Settlement	(0.06)
Asset Retirement Obligation	0.02
Long-lived asset impairments	0.04
Plant retirements and divestitures	0.53
Reassessment of deferred income taxes	(0.02)
Cost management program	0.05
Noncontrolling interests	(0.12)
Adjusted (non-GAAP) Operating Earnings (Loss) Per Share	**$ 3.12**

Earned ROE is calculated using adjusted (non-GAAP) operating earnings, reflecting all lines of business for the utility businesses (electric distribution, gas distribution, transmission), divided by average shareholder's equity over the year. Management uses operating ROE as a measurement of the actual performance of the company's utility business.

FFO/Debt is a coverage ratio that compares funds from operations to total debt and is a key ratio analyzed by the credit rating agencies in determining Exelon's credit rating. An investment grade rating is critical as it increases the ability to participate in commercial business opportunities, lowers collateral requirements, creates reliable and cost-efficient access to capital markets and increases business and financial flexibility. The ratio is calculated following S&P's current methodology. The most directly comparable GAAP measure to FFO is GAAP Cash Flow from Operations and the most directly comparable GAAP measure to Debt is Long-Term Debt plus Short-Term Borrowings. Management uses FFO/Debt to evaluate financial risk by measuring the company's ability to service debt using cash from operations. We believe the measure enhances an investor's overall understanding of the creditworthiness of Exelon's operating companies.

Due to the forward-looking nature of some forecasted non-GAAP measures, information to reconcile the forecasted adjusted (non-GAAP) measures to the most directly comparable GAAP measure may not be currently available; therefore, management is unable to reconcile these measures.

Performance Share Scorecards

2016 PShare Scorecard

The table below reflects the 2016 PShare Scorecard, which uses a "stair-step" approach with no interpolation between data performance levels. Performance was evaluated at the end of 2016. The 2016 scorecard applies to the first year of the 2016-2018 PShare program.

2016 PShare Scorecard

Metrics	Metric Weighting	Threshold	Target	Distinguished	Final Score	Actual Award vs. Metric Weighting
Exelon ROE	50.0%	6.60%	7.05%	7.50%	8.08%	75.0%
ExGen FFO/Debt	50.0%	27.0%	30.0%	38.01%	33.7%	50.0%
				Committee-Approved Performance		125.00%

2017- 2018 PShare Scorecard

The table below reflects the 2017- 2018 PShare Scorecard, which uses a "stair-step" approach with no interpolation between data performance levels for FFO/Debt. Utility Return on Equity and Utility Net Income use interpolation. Performance was evaluated at the end of 2018. The 2018 scorecard applies to the final two years of the 2016-2018 PShare program.

2017-2018 PShare Scorecard

Metrics	Metric Weighting	Threshold 50%	Target	Distinguished	Final Score	Actual Award vs. Metric Weighting
Utility ROE	33.3%	$1,362	$1,571	$1,785	$1,683	42.01%
Utility Net Income	33.3%	8.3%	9.3%	10.4%	9.7%	39.35%

Metric	Metric Weighting	Threshold 50%	75%	Target 100%	125%	Distinguished 150%	Final Score	Actual Award vs. Metric Weighting
Exelon FFO/Debt	33.4%	>=16.0%	>=17.0%	>=18.0%	>=22.0%	>=24.0%	20.6%	33.41%
						Committee Approved Performance		114.77 %

Exelon Corporation
Categorical Standards of Independence

In accordance with The Exelon Corporation Independence Standards for Directors, the Board has determined that the following categories of relationships do not affect an Exelon director's independence unless determined to affect a director's independence by reason of the independence standards set forth in Exelon's Corporate Governance Principles. The categorical standards are intended to assist the directors with independence determinations in connection with relationships not specifically covered by the independence standards set forth in the Corporate Governance Principles. The Board may determine that other relationships do not affect independence.

Immaterial position and ownership interest: The relationship arises solely from (1) such director's (or an immediate family member's) position as a director, trustee, advisory board member, or similar position with another company or organization; (2) such director's (or an immediate family member's) direct or indirect ownership of a 10% or less equity interest in another company or organization; or (3) a combination of the relationships described in clauses (1) and (2).

Immaterial business relationships: A director's (or an immediate family member's) relationship with another company that participates in a transaction with the Company or its consolidated subsidiaries where: the rates or charges involved are determined by competitive bid or are competitive with current prices generally available to the public for similar goods and services; the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; the transaction involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services, or commercial banking services provided on arm's length terms and in the ordinary course of business; the provider of goods or services in a transaction is determined by the purchaser to be the only practical source to obtain the goods or services; or the interest arises solely from direct or indirect ownership of debt or equity securities of the Company or its subsidiaries where all holders of the same class of securities have the same rights and receive the same benefits on a pro rata basis.

Immaterial transactions: A director's (or an immediate family member's) relationship with another company that has made payments to, or received payments from, the Company for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

Immaterial indebtedness: A director's relationship as an executive officer, or where any member of his or her immediate family is an executive officer, of any other company which is indebted to the Company, or to which the Company is indebted, in each case excluding normal trade debt, and the total principal amount of such indebtedness is less than the greater of $1 million or 2% of the total consolidated assets of such other company.

Immaterial investment: A director's (or an immediate family member's) relationship with another company (1) in which Exelon or any of its consolidated subsidiaries (including any benefit plan or arrangement sponsored by Exelon or its consolidated subsidiaries), or any nuclear decommissioning trust or other segregated investment fund maintained by Exelon or its subsidiaries makes investments or places funds for investment management or (2) which underwrites or invests in securities issued by Exelon or any of its consolidated subsidiaries, all in the ordinary course of such other company's business on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Immaterial non-profit relationships: A director's relationship as a current employee or where any member of his or her immediate family serves as executive officer of a charitable or educational organization which receives contributions from the Company or any of its consolidated subsidiaries in its most recent fiscal year of less than the greater of $1 million or 2% of that organization's consolidated gross revenues in that year. In any other circumstances, a director's relationship with a charity or educational organization to which the Company or any of its consolidated subsidiaries makes contributions where the aggregate contributions made by the Company or any of its consolidated subsidiaries to that organization in its most recent fiscal year were less than the greater of $1 million or 5% of that organization's consolidated gross receipts for that year.

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Acronyms Used

AIP	Annual Incentive Plan
BGE	Baltimore Gas and Electric Company, *an Exelon company*
CAIDI	Customer Average Interruption Duration Index
ComEd	Commonwealth Edison Company, *an Exelon company*
EPS	Earnings Per Share
FERC	Federal Energy Regulatory Commission
FFO	Funds From Operations
GHG	Greenhouse Gases
LTIP	Long-Term Incentive Plan
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PECO	PECO Energy Company, *an Exelon company*
PHI	Pepco Holdings, LLC, *an Exelon company*
PShares	Performance Shares
PwC	PricewaterhouseCoopers LLP
ROE	Return on Equity
RSUs	Restricted Stock Units
RTOs	Regional Transmission Organizations
SAIFI	System Average Interruption Frequency Index
SEC	Securities and Exchange Commission
TDC	Total Direct Compensation
TSR	Total Shareholder Return
UTY	PHLX Utility Sector Index
ZEC	Zero Emission Credits

2018 Exelon Awards and Recognition

Community Engagement

Record-setting commitment of more than **$51.3 million** in 42 states, benefitting 3.7 million people

Exelon employees volunteered more than **240,000 hours** and donated nearly $9M

Kids in Need of Defense Innovation Award for work with unaccompanied minors from Central America

Corporate Excellence

"Most Just" company in the utilities industry ("JUST 100" List) 2016-2018

One of 25 **Fortune 150** companies making largest capital investments in U.S., helping to boost productivity, wages and job creation by Progressive

Joined the UN's **HeforShe initiative**, pledging $3 million to develop new STEM programs for girls and young women and improve the retention of women at Exelon by 2020













Diversity and Inclusion

Forbes America's **Best Employers for Diversity 2018**

Black Enterprise's **50 Best Companies for Diversity** 2007-2009, 2011-2012, 2014-2015, 2018

DiversityInc Top 50 Companies 2018 for diversity and hiring for veterans

Workplace

G.I. Jobs Military Friendly Employer **GOLD Award Recipient (2008-2018)**

Military Times **Best for Vets 2013-2018**

Human Rights Campaign **Best Places to Work 2011-2018**

Vault's list of **Top Internship Programs** for the fifth consecutive year in 2018

Environmental

Exelon scored A- on both the **2018 CDP Water Survey** and the **2018 CDP Climate Survey.**